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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
700-700 West Pender Street Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

Rimfire Minerals Corporation

2004 SUMMARY REPORT

ON THE GOODPASTER DISTRICT PROPERTIES

Located in the Goodpaster Mining District

Big Delta Quadrangle

64° 15-30’ North Latitude

144° 09’ - 145° 30’ West Longitude

-prepared for-

RIMFIRE MINERALS CORPORATION

Suite 700, 700 West Pender Street

Vancouver, British Columbia, Canada

V6C 1G8

-prepared by-

Mark E. Baknes, P.Geo.

RIMFIRE MINERALS CORPORATION

Suite 700, 700 West Pender Street

Vancouver, British Columbia, Canada

V6C 1G8

February 23, 2004

SUMMARY

Properties in the Goodpaster District include the ER, Eagle, Boundary, Surf, Beverly, Bou, and Scot.  Collectively the properties comprise 729 Alaska State mining claims, totalling 170.6 km2 in the Goodpaster Mining District of east-central Alaska.  Access to the properties is by helicopter from Delta Junction, located 24 to 89 km to the southeast.  Rimfire Minerals Corporation (Rimfire) owns 100% of the ER and the Eagle properties and Anglogold USA Exploration Inc. (Anglogold) is an earning interest in each under separate option agreements.  Rimfire owns 30% of the Boundary, Surf, and Beverly properties and may purchase the remaining 70% from Western Keltic Mines Alaska Inc. (Westen Keltic).  The Bou and Scot properties are wholly owned by Rimfire.

The Goodpaster District is relatively under-explored with a limited history of placer mining and mineral exploration dating back to the early 20th century.  Exploration interest in the Goodpaster district was ignited in the late 1990’s when Teck Cominco and Sumitomo announced a major gold discovery at their Pogo property.  The Pogo deposit in the centre of the Goodpaster district is believed to be a deep end-member of the Intrusion-Related Gold System (IRGS) deposit style and forms the immediate model for exploration on the Goodpaster properties.  It hosts probable reserves of 7 million tonnes grading 16.1 g/t Au in two discordant, shallowly-dipping quartz veins with associated low-grade quartz stockwork zones.  The Pogo deposit is in the final permitting process for mine development.

In 1998, Rimfire compiled all available geological, geochemical and geophysical data and based on this compilation staked several regional targets.  Since that time, each of Rimfire’s properties has undergone reconnaissance exploration and three have been advanced to the drill stage.

The Big Delta quadrangle lies in the Yukon-Tanana Terrane (YTT) of the northern Cordillera, an accreted terrane bounded to the north by the Tintina Fault and to the south by the Denali Fault.  The YTT in east-central Alaska consists of a structurally imbricated Pre-Cambrian to middle Palaeozoic greenschist to amphibolite metamorphosed sedimentary and magmatic rocks, early Palaeozoic sedimentary and volcano-sedimentary rock, Jurassic to Cretaceous flysch, and post-metamorphic Mesozoic to Cenozoic intrusive rocks (McCoy et al., 1997).  Granitoid plutons that intrude the YTT range in age from 55 Ma to 107 Ma, dated mainly by K-Ar and Ar-Ar techniques (McCoy et al., 1997; Rainer Newberry pers. com., 1998).  The geological history of the YTT is complex and still poorly constrained by geochronology.

Two distinct, but related, target types have emerged on these properties:  (1) high-grade, structurally-related gold-quartz veins similar to those at Pogo, and; (2) lower-grade bulk tonnage sheeted vein systems similar to the Fort Knox and Dublin Gulch deposits.  Each of the seven properties has demonstrated multi-element silt and soil geochemical anomalies and/or gold-bearing rock samples, providing abundant justification to carry out extensive exploration on each of the properties.

A $2,190,000 exploration program, consisting of diamond drilling, ground geophysical surveys (CSAMT and Mag/VLF), and soil sampling is recommended for the Goodpaster District properties.

2004 SUMMARY REPORT ON THE GOODPASTER PROPERTIES

TABLE OF CONTENTS

    Page

SUMMARY

1.0

INTRODUCTION AND TERMS OF REFERENCE

1

2.0

DISCLAIMER

1

3.0

PROPERTY DESCRIPTION AND LOCATION

1

4.0

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES,

INFRASTRUCTURE AND PHYSIOGRAPHY

2

5.0

HISTORY

2

6.0

GEOLOGICAL SETTING

5

6.1

Regional Geology

5

6.2

Property Geology

6

6.2.1

ER

6

6.2.2   Eagle

7

6.2.3

Boundary

8

1.1.1

Surf

8

1.1.2

Beverly

9

1.1.3

Bou

9

6.2.7   Scot

10

7.0

DEPOSIT TYPE

10

8.0

MINERALIZATION AND ALTERATION

11

8.1

ER

11

8.2

Eagle

12

8.3

Boundary

12

8.4

Surf

13

8.5

Beverly

14

8.6

Bou

14

8.7

Scot

15

1.0

EXPLORATION (1998 - 2003)

16

9.1

ER

16

9.2

Eagle

17

1.1

Boundary

18

1.2

Surf

19

1.3

Beverly

19

9.6

Bou

20

9.7

Scot

21

10.0

DRILLING

22

10.1

ER

22

10.2

Eagle

24

10.3

Boundary

24

11.0

SAMPLING METHOD AND APPROACH

26

12.0

SAMPLE PREPARATION, ANALYSES AND SECURITY

27

13.0

DATA VERIFICATION

27

14.0

INTERPRETATION AND CONCLUSIONS

27

2004 SUMMARY REPORT ON THE GOODPASTER PROPERTIES

TABLE OF CONTENTS (continued

15.0

RECOMMENDATIONS

28

15.1

Program

28

15.1.1

Boundary

28

15.1.2

Surf

28

15.1.3

Beverly

29

15.1.4

Bou

29

15.1.5

Scot

29

15.2

Budget

30

APPENDICES

Appendix A

Bibliography

Appendix B

Quality Control / Quality Assurance

Appendix C

Geologist’s Certificate

LIST OF TABLES

Page

Table 3.0.1

Claim Data

1

Table 5.0.1

Exploration Programs

3

Table 8.1.1

ER Mineralization

12

Table 8.2.1

Eagle Mineralization

12

Table 8.3.1

Boundary Mineralization

13

Table 8.4.1

Surf Mineralization

14

Table 8.5.1

Beverly Mineralization

14

Table 8.6.1

Bou Mineralization

15

Table 9.0.1

Goodpaster Stream Sediment Statistics

15

Table 9.0.2

Goodpaster Reconnaissance Soil Statistics

16

Table 10.1.1

2003 ER Drill Hole Data

21

Table 10.1.2

2003 ER Drilling Results

22

Table 10.2.1

2000 Eagle Drill Hole Data

23

Table 10.2.2

2000 Eagle Drilling Results

23

Table 10.3.1

2000-2001 Boundary Drilling Results

25

LIST OF FIGURES

Following

Page

Figure 1

Location Map

1

Figure 2

Claim Map

1

Figure 3

Regional Geology

5

Figure 4

Compilation:  ER

6

Figure 5

Compilation:  Eagle

.7

Figure 6

Compilation:  Boundary

8

Figure 7

Compilation:  Surf

.8

Figure 8

Compilation:  Beverly

9

Figure 9

Compilation:  Bou

.9

Figure 10

Compilation:  Scot

10

Figure 11

ER Drill Section

.22

Figure 12

Boundary Drill Section

.25

1.0

INTRODUCTION AND TERMS OF REFERENCE

 The author directed fieldwork for Rimfire Minerals Corporation (“Rimfire”) and its joint venture partners on several of the Goodpaster properties from 1999 to 2001 and was on site during the start of the 2003 drill program by AngloGold USA Exploration Inc. (“AngloGold”) on the ER property.  The author was subsequently requested by Rimfire Minerals Corporation to prepare a technical report in compliance with National Instrument 43-101.  The Goodpaster properties were originally staked by Rimfire in 1998 to cover favourable geological, geochemical and geophysical targets in the Goodpaster district, following the discovery of the Pogo deposit nearby.  The Pogo deposit consists of two discordant, shallowly-dipping quartz veins with probable reserves of 7 million tonnes grading 16.1 g/t Au and is in the final permitting process for mine development.

2.0

DISCLAIMER

Information regarding exploration programs on the Scot property and on other properties prior to 1999 was derived from publicly available data, rather than first-hand experience.  Information from AngloGold’s 2002 and 2003 exploration programs on the ER and Eagle properties was supplied by AngloGold.  There is no reason to believe that any of this information is incorrect and portions were validated by the author in the field.  Probable reserves quoted for the Pogo deposit were reported by Teck Cominco Limited in their 2002 Annual Report as 43-101 compatible and dated December 31, 2002.

3.0

PROPERTY DESCRIPTION AND LOCATION

Rimfire’s Goodpaster properties (Figure 2) consists of 729 Alaska State mining claims totalling 170.6 km2 in seven properties in the Goodpaster Mining District of east-central Alaska, as summarized in Table 3.0.1.  Alaskan government records indicate that claims are registered in the names of Rimfire Alaska, Ltd., a wholly-owned subsidiary of Rimfire, or AngloGold USA Exploration Inc., as indicated in Table 3.0.1.  Separate documents indicate that Rimfire owns 100% of the ER and Eagle properties and that AngloGold is earning interests in them from Rimfire under separate option agreements.  Each agreement stipulates that AngloGold can earn 70% in the corresponding property by incurring US$900,000 in expenditures and paying Rimfire US$100,000 over four years.  AngloGold can earn an additional 5% interest in each property by financing development through to commercial production.

Rimfire owns 30% of the Boundary, Surf and Beverly properties and may purchase the remaining 70% interest in all three from Western Keltic Mines Alaska Inc. (“Western Keltic”) by paying $75,000 and issuing 100,000 shares.  Western Keltic retains a 1.75% net smelter return royalty on the Boundary, Surf and Beverly properties, of which Rimfire can purchase 1% on all three properties for $1 million.  The Bou and Scot properties are wholly-owned by Rimfire.

Table 3.0.1 Claim Data
Property	Claim Names (#)	Acres	Km2	Registered Owner
Beverly	CEN 17-80 (64)	2560	10.4	Rimfire Alaska
	PAR 1-121 (113)	4520	18.3	Rimfire Alaska
	(177)		28.7

Bou	BOU 21-72 (12)	480	1.9	Rimfire Alaska

Boundary	SHARP 29-103 (30)	1200	4.9	Rimfire Alaska
	STER 35-90 (36)	1440	5.8	Rimfire Alaska
	(66)		10.7

Eagle	EAGLE 1-106 (106)	4240	17.2	Rimfire Alaska
	EX 1-33 (33)	5280	21.4	AngloGold USA
	SAND 1-39 (39)	6240	25.3	Rimfire Alaska
	(178)		63.8

ER	ER 3-120 (100)	4000	16.2	Rimfire Alaska
	FIRE 4-56 (50)	2000	8.1	Rimfire Alaska
	JAZZ 1-13 (13)	1840	7.5	Rimfire Alaska
	OGO 35-154 (52)	2080	8.4	Rimfire Alaska
	ZAPPA 1-4 (4)	640	2.6	AngloGold USA
	(219)

Scot	SCOT 1-27 (27)	3600	14.6	Rimfire Alaska

Surf	HAB 22-56 (29)	1160	4.7	Rimfire Alaska
	LCC 4-30 (21)	840	3.4	Rimfire Alaska
	(50)

The Goodpaster properties lie in east-central Alaska, from 24 to 89 kilometres northeast of Delta Junction (Figure 1).  The properties lie between 64° 15’ and 64° 30’ north latitude and between 145° 30’ and 144° 09’ west longitude.

4.0

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

Access to the Goodpaster properties is by helicopter from a base in Delta Junction.  The Pogo airstrip, in the centre of the Goodpaster district, can accommodate planes as large as the Shorts Skyvan based in Delta Junction.

The Goodpaster properties are situated in moderately mountainous terrain with elevations ranging from 350 to 1400 metres.  Higher elevations are above tree line and are typically covered in thick moss and solifluction lobes, with local areas of coarse felsenmeer.  The lower slopes are covered in open stands of black spruce with a cover of sphagnum moss, which often covers permafrost.  The properties are subject to a continental climate, with warm summers and cold winters, allowing field work from June to October.

5.0

HISTORY

The Big Delta quadrangle is relatively under-explored with a limited history of placer mining and mineral exploration. Placer gold prospectors from the mines in the Fairbanks district trekked into the Goodpaster River drainage in 1916, discovering auriferous gravel on Michigan and Granite Creeks, which are south and east of the California/Surf respectively. Placer deposits were worked on Central and Michigan Creeks in 1926-1927 and placer concentrations were discovered on Tibbs and Last Chance Creeks (east of California/Surf) in the mid 1930’s, however, no serious mining was undertaken. A few lode prospects were found between the Bou and the California/Surf in the 1930’s, with the development of several small Au-bearing quartz veins.

Modern exploration started in the early 1980’s when Watts-Griffis-McOuat Consulting (WGM), on behalf of Phillips Petroleum, undertook regional geochemical and prospecting programs in the search for tungsten and base metals.  Geochemical anomalies were delineated, but no follow-up work was performed until 1991 when WGM formed the Stone Boy joint venture (Sumitomo, Metall, Noranda, Hemlo, Conroy Petroleum) to investigate the anomalies in the Goodpaster River area.  Property scale exploration at the Pogo prospect was initiated by the joint venture, and subsequent work programs identified a 12 kilometre long soil and rock geochemical anomaly bearing east-southeast.  More concentrated work defined a 0.9 kilometre by 2 kilometre Au-in-soil anomaly over the then undiscovered Pogo deposit (Smith, 1998, pers. com.).  Noranda, Hemlo, Metall and Conroy dropped out of the joint venture prior to drilling the soil anomaly.  In 1994, three drill holes (1025 metres) intersected Au bearing quartz veins, including a 4 metre section of 25 g/tonne Au.  Sumitomo, jointly with Teck Cominco after 1997, carried on with drilling and underground development to delineate a probable reserve of 7.0 million tonnes grading 16.12 g/tonne Au (3.6 million contained oz) in two shallowly-dipping quartz veins.  The Pogo deposit is currently being permitted for mine development.

In May of 1998, Rimfire completed a comprehensive data compilation for a vast area centred on the Pogo deposit.  Using this compilation in conjunction with information specific to the Pogo deposit, Rimfire formulated an exploration model to identify Pogo-like gold targets.  With funding from joint venture partners, Rimfire staked the Surf, Boundary, Beverly, ER, Eagle and Bou properties later in 1998.  Government records show no evidence of previous claims in the areas now covered by these properties.  However, Rimfire’s work has encountered evidence of minor prior geochemical sampling.  Claims covered the Eagle property in the early 1990’s but no records of this work are public.  A blast trench on the Surf property and an old steam point boiler on the Eagle property provide tangible evidence of some exploration work in the first half of the 20th century.

On the four properties controlled by Rimfire and its joint venture partners, reconnaissance geological mapping, prospecting and geochemical surveys were carried out in 1998 and 1999, to identify target areas for more focused evaluation.  These programs led to grid soil geochemical surveys, accompanied by further mapping and prospecting, on the Eagle, Boundary and Surf properties in 1999 and 2000.  Diamond drilling programs were carried out on the Boundary property (2000 and 2001) and on the Eagle property (2000).  The ground currently covered by the Scot claims was staked by Fairfield Minerals Limited (Fairfield) who carried out reconnaissance work in 1999 and 2000.  Results of all work carried out since 1998 will be described more fully in Sections 8.7 and 9.7.  Table 5.0.1 summarizes all known exploration work carried out on the Goodpaster properties by Rimfire, its joint venture partners and Fairfield.

Table 5.0.1

Goodpaster Exploration Programs

Program	Geochemistry	Geophysics	Drilling	Reference
ER Property
Hyder (1999)	20 pan concentrates, 22 fine silts, 75 silts, 718 soils, 44 rocks, 3 whole rocks			Jones and Baknes (1999a)
Abacus (2000)	33 silts, 14 soils, 19 rocks			Falls (2000)
AngloGold (2002)	223 auger soil samples, 15 rocks			Baknes (2003)
AngloGold (2003)			6 DDH: 2160.9m (7,090’)	Baknes (2003)
Total (ER)	20 pan concentrates, 22 fine silts, 108 silts, 732 soils, 223 auger soil samples, 78 rocks, 3 whole rocks		6 DDH: 2160.9m (7,090’)

Table 5.0.1

Goodpaster Exploration Programs (cont)

Program	Geochemistry	Geophysics	Drilling	Reference
Eagle Property
Hyder (1999)	13 pan concentrates, 14 fine silts, 57 silts, 865 soils, 51 rocks, 3 whole rocks			Jones and Baknes (1999b)
Hyder (2000)			5 DDH (ATW): 274m (900’)	Jones (2000)
AngloGold (2002)	42 auger soil samples
AngloGold (2003)	43 silts, 305 auger soil samples, and 43 rocks			Baknes (2003)
Total (Eagle)	13pan concentrates, 14 fine silts, 100 silts, 865 soils, 347 auger soil samples, 94 rocks, and 3 whole rocks		5 DDH (ATW): 274m (900’)
Surf, Boundary and Beverly Properties
Western Keltic (1998)[1]	18 silts, 579 soils, 64 rocks			Baknes (1999a)
Western Keltic (1999)[1]	55 pan concentrates, 60 fine silts, 237 silts, 2689 soils, 285 rocks, 3 whole rocks			Baknes (1999b)
Western Keltic (2000)[1]	585 soils, 67 rocks	42 line-km magnetic/VLF-EM	4 DDH (BTW): 827m (2,713’)	Baknes (2000a)
Western Keltic (2001)[1]	887 soils, 84 auger soils, 46 rocks	800 line-km airborne radiometric/ magnetic	1 DDH (HQ/NQ): 619m (2,030’)	Baknes (2001), Darbha (2001)
Total (Surf, Boundary and Beverly)[1]	55 pan concentrates, 60 fine silts, 255 silts, 4740 soils, 462 rocks	Airborne: radiometric, magnetic Ground: VLF-EM. magnetic	5 DDH: 1,446m (4,743’)
Bou Property
Hyder (1999)[1]	7 pan concentrates, 8 fine silts, 38 silts, 520 soils, 77 rocks, 3 whole rocks			Jones and Baknes (1999c)
Total (Bou)	7 pan concentrates, 8 fine silts, 38 silts, 520 soils, 77 rocks, 3 whole rocks
Scot Property
Fairfield (1999)	61 silts, 499 soils, and 3 rocks
Fairfield (2000)	358 soils			Baknes (2000b)
Total (Scot)	61 silts, 857 soils, 3 rocks

1The claim package has subsequently been reduced in size, so that a portion of this work is off the current property but on adjacent ground.

6.0

GEOLOGICAL SETTING

6.1

Regional Geology

The Big Delta quadrangle lies in the Yukon-Tanana Terrane (YTT) of the northern Cordillera, an accreted terrane bounded to the north by the Tintina Fault and to the south by the Denali Fault (Figure 3).  The YTT in east-central Alaska consists of a structurally imbricated Pre-Cambrian to middle Palaeozoic greenschist to amphibolite metamorphosed sedimentary and magmatic rocks, early Palaeozoic sedimentary and volcano-sedimentary rock, Jurassic to Cretaceous flysch, and post-metamorphic Mesozoic to Cenozoic intrusive rocks (McCoy et al., 1997).  Granitoid plutons that intrude the YTT range in age from 55 Ma to 107 Ma, dated mainly by K-Ar and Ar-Ar techniques (McCoy et al., 1997; Rainer Newberry pers. com., 1998).  The geological history of the YTT is complex and still poorly constrained by geochronology.

The gross northwest trend to metamorphic rock units in the Goodpaster district, which is parallel to the penetrative fabric, was largely imparted by an early Jurassic compressional event that also led to the formation of northeast-trending high-angle shears and extensional fractures.  On the west side of the Shaw Creek fault, gneiss of unit Pzg is described as forming a gneiss dome, flanked by both younger (Pzs, Pzsg) and older units (Pzp) (Weber et al., 1978). East of the Shaw Creek fault a large expanse of Pzg, having an east west symmetry with flanking PzpCg, is cored by Cretaceous granites.  Assuming that the relative ages of Pzg and PzpCg are correct, this symmetry indicates a large synform or structural trough along the axis of which the Cretaceous Goodpaster batholith intruded.  The southeast corner of the area is dominated by a large, apparently discordant augen gneiss (PzpCa) body.  Similar augen gneiss is also complexly interlayered with gneiss of unit PzpCg, and at some contacts, has associated skarn mineralization.

 Most research concludes that subduction-related magmatism of the mid-Cretaceous is the most favourable environment for the formation of significant Au deposits in east central Alaska and western Yukon. Examination of geochronological data for east central Alaska indicates the presence of northeasterly oriented belts of similarly aged plutons.  This distribution of ages is consistent with a landward migrating front of plutonism associated with north-north-westerly directed subduction.  With this interpretation, the plutons in the Big Delta map area constitute a seaward, slightly older belt relative to those associated with the Fairbanks Au district.  Modern U-Pb dating of igneous rocks on the Pogo property has recently come under question because of suspected inheritance problems encountered with dates obtained from monazite.  These difficulties in accurate dating cast doubt on published date of 107 MA (Smith, 1999) as an age for the mineralization at Pogo.

The Mesozoic-Tertiary structure of the Goodpaster District region is analogous to that characterizing much of east-central Alaska.  Poor mapping control negates detailed structural interpretation, however, regional mapping defines numerous thrust faults that commonly juxtapose rocks of strongly contrasting metamorphic grade indicating post-metamorphic movement.  In the case of the True North gold deposit near Fairbanks, thrust faulting has placed eclogite grade rocks over-top amphibolite, which are in turn overlying greenschist grade rocks.  In this case regional scale thrusting appears to have partly controlled ore deposition, which lies along the fault surface between eclogites and amphibolite grade lithologies. The age of these thrust faults is believed to be late Triassic - early Jurassic (Dusel-Bacon et al, 1993).  In mid-Cretaceous time the predominant structural regime consisted of strike-slip deformation above an active subduction zone (Hall, 1985; LeLacheur, 1991; Bakke, 1994).  Although regional structures of this type are not recognizable on regional geology maps they may be manifested as more subtle strike-slip structures often noted locally in Plutonic related Au deposits.  In addition, these faults might also have provided the pathways for ascending Cretaceous plutons.  In the Goodpaster district, some linear arrays of plutons having characteristic magnetic-low signatures might well be the manifestation of Cretaceous transcurrent faults that parallel the Tintina (Pogo Magmatic Trend, Baknes, 1998).

Northeast trending, northwest dipping block faults are another dominant structural feature of the region.  These faults have formed as a response to movements along the right lateral Denali and Tintina Fault systems.  Movement along the northeast trending faults is thought to have extended from the Cretaceous through to the present and is predominantly dip slip with a sinistral component.  One important result of these faults is that they expose different intrusive levels of the largely pre-movement Cretaceous plutons.  A prime example of this differential movement is across the Shaw Creek fault where the southeast block has been moved up relative to the northwest side.  The faulting has exposed deeper sections of the plutons, resulting in a much greater proportion of granite southeast of the fault compared to the northwest side. Airphoto lineaments in the area between Black Mt. and the Pogo deposit and structure within the Pogo deposit, indicate a prominence of northwest oriented structures.  Both northwest and northeast structures apparently are at least partly syn-mineral within the Pogo deposit, which requires that they result from a common stress field, representing a conjugate pair developed through north-south compression.

6.2

Property Geology

6.2.1

ER

Bedrock geology on the ER property  (Jones and Baknes, 1999a) consists of Paleozoic gneissic rocks and mid-Cretaceous granitic intrusions, including the Goodpaster Batholith (Figure 4).  The northern portion of the property is primarily underlain by paragneiss, consisting of variable proportions of feldspar, quartz, and biotite.  There is a wide variety of subsidiary gneissic rock types throughout the area.  One of the most common sub-types is a dark, biotite-feldspar gneiss which occurs as narrow bands and lenses within paragneiss. The biotite content is high enough in this rock that it could be described as a schist.  Quartz-rich gneiss, possibly quartzite, also occurs on the property.  This unit tends to occur as larger bodies than the biotite-feldspar gneiss, but basically consists of lenses within the paragneiss.  Minor amounts of calc-silicate gneiss have been found, with garnet and diopside, possibly representing remnants of calcareous layers within the precursor rocks to the gneisses.  Quartz eyes were noted in gneissic rocks on the main east-west ridge in the north part of the property.  This texture is found primarily in proximity to the contact with the Goodpaster Batholith and may represent a deformed igneous rock.  The southern portion of the property is underlain by mixed para- and orthogneisses, including quartz-feldspar augen orthogneiss, and at least portions of two mid-Cretaceous, granodiorite to quartz monzonite plutons.

The Goodpaster Batholith lies on the northern perimeter of the property and consists of coarse-grained, equigranular, granitic to granodioritic rocks that do not show significant alteration or deformation.  In general, the mineralogy of the batholith consists of feldspar, quartz and biotite.  Locally, there is a significant component of hornblende, commonly altered to chlorite.  The rocks containing hornblende generally occur away from the gneiss contact and could represent a more intermediate phase of the intrusion.  There is evidence of assimilation of the paragneiss at the batholithic contacts, partly explaining the apparent progression to more felsic rocks at the contact.  Relatively crowded, feldspar porphyritic granite is common at the contacts of the batholith, as well as forming small plugs or apophyses outside of the batholith.  This rock type may be representative of more evolved magma sources.

Felsic dykes are common on the ER property.  These dykes commonly consist of quartz and feldspar with very little mica or other mineral constituents.  Texturally, they range from aplite to pegmatite.  The felsic dykes can be found both within the Goodpaster Batholith and in the country rocks. They may represent a waning phase of the large intrusion, although some of the dykes outside of the intrusion may be older.  Pegmatite, containing quartz, feldspar, muscovite and tourmaline, was noted in one locality in the Antler Creek drainage.  Three samples collected from felsic dykes that were found cross-cutting the Goodpaster Batholith have been analysed for whole rock and trace element chemistry.  Whole rock and trace element analyses determined that the samples indicate a “volcanic arc\within plate” signature very similar to I-type granites sampled in the Fairbanks and Circle mining districts (Szumigala, 1993; Newberry and Solie, 1994).

A few examples of mafic intrusive rocks have also been observed on the ER property.  Some of these have a gneissic texture, possibly indicating older dykes.  An unfoliated, weakly carbonatized, pyroxenite dyke occurs in the northeast portion of the property.

Due to the poor bedrock exposure on the ER property, it is difficult to consistently measure structural trends in the units of the gneissic rocks.  However, on a local scale compositional layering and foliations can be seen and these are commonly folded and discontinuous.  A dominance of south-southeast to southeast strike with southwest dip is seen in the foliation. The gneiss is commonly quite contorted adjacent to the granite contact.

Although bedrock outcroppings of faults were not found, numerous fault traces can be interpreted from the topography and the distribution of the geological units.  North-northeast to northeast fault traces are seen in the north-central portion of the property.  Several north-south creek valleys, such as Indian Creek, may represent significant structures.  Similar structures have been located on the Pogo property to the east.

Air-photo lineaments on the ER property show two main trends.  There is a very strong northwest-southeast trend, which shows up as 3 or 4 obvious, semi-continuous lineaments through the area.  These are parallel to, and possibly extensions of, similar lineaments that pass through the Pogo deposit.  Two of these lineaments pass through the northwest part of the property and delineate a structural corridor that extends from southeast of Pogo to northwest of Shaw Creek.  The second major lineament trend is almost perpendicular to the first trend.  Discontinuous to continuous north-northeast to northeast trending lineaments are very common throughout the area.  These lineaments are sub-parallel to the Shaw Creek Fault and other large, regional block faults.  One prominent example of this trend passes through the northeast part of the property.  In the Pogo area, faults with this orientation host mineralization as well as off-set the mineralized zones in a sinistral sense.  A third, less obvious trend is oriented east-west.  A good example of this trend occurs along Antler Creek in the northeast.

0.1.1

Eagle

The geology of the Eagle property (Jones, 2000) is dominated by an irregularly shaped, polyphase, granite to granodiorite intrusion that is surrounded by gneissic country rocks consisting primarily of orthogneiss (Figure 5).  The central portion of the property is underlain by a multi-phase granite to granodiorite intrusion.  This body contains several different phases including a medium grained, equigranular granite, a weakly to moderately feldspar porphyritic granite which commonly contains dioritic xenoliths, a relatively crowded feldspar porphyritic granite in the south area of the Eagle Grid, and fine to medium-grained, grey, equigranular granodiorite (?) in the central part of the Eagle property.  In hand specimen, quartz is much more abundant in the granite phases than in the granodiorite.  In the central part of the Eagle Grid, there is a granitic phase that contains biotite clots, up to 0.5 centimetres in diameter, which are commonly altered to chlorite.  The granite is fine grained in the western part of the grid, possibly indicating a chilled margin in this area near the orthogneiss contact.  Similar textures in the granite are noted at the gneiss contact on the west side of Shaw Dome.  It has not been determined whether these textural and compositional variations represent distinct intrusions of different ages as contact relations are obscured due to poor bedrock exposure.  Pegmatite and aplite dykes or dykelets are common throughout the area, cross-cutting the granite and gneiss.  Gneissic rocks, primarily orthogneiss, lie to the north and south of the granite on the Eagle Grid, wrapping around and overlying the granite in the west (pendants or flat lying contact?).  Paragneiss is also present, possibly as interlayers within the orthogneiss.  In the western part of the Eagle Grid, there appears to be a thin skin of orthogneiss lying over the granitic rocks.  In this area, orthogneiss caps the high points along the ridges, with granite outcrops occurring immediately below.  Layered, dark green to grey, skarn-like gneiss is also found locally.  Carbonate and quartz layers within this rock commonly contain traces of disseminated sulphide.  Chlorite is found in most fractures.

Poor bedrock exposure limits structural interpretation.  Airphoto interpretation indicates several significant lineaments on the property (Figure 5).  In the area of the Eagle Grid, north-northeast and north-northwest lineaments are apparent which do intersect locally.  As well, two approximately east-west lineaments are present near the south contact of the granite intrusion, straddling the ridge between Ice and Bail Creeks.  These lineaments are roughly parallel with the long axis of the soil geochemical anomaly on the Eagle Property.

0.1.2

Boundary

The dominant lithology in the Boundary Zone area (Baknes, 2001) is gossanous gneiss (GNSe), which is intruded by granitic dykes and sills (Figures 6).  Gossanous gneiss includes gneissic rocks containing moderate to strong degrees of sericite-quartz-pyrite/pyrrhotite alteration commonly with an indistinct or a complete lack of planar foliation.  A mottled variety of gossanous gneiss (GNSem), that contains discrete lensoid masses of intergrown granular quartz and feldspar and felted masses of sericitized biotite, was recognized in drill core.  Unaltered paragneiss, which contains no pyrrhotite mineralization, constitutes only a minor portion of the section in the Boundary area.  Contacts between the various units are usually gradational over 25 to 50 cm and it is believed that the three gneissic units are derived from a common protolith, but represent different degrees of alteration from least GNSp to strongest, GNSe.  Granite on the Boundary property occurs as dykes and sills and as small plugs. Texturally, it varies from biotite-poor, equigranular to fine-grained to aplitic varieties that locally contain pegmatite segregations.  Fine-grained equigranular to feldspar porphyritic granodiorite intrusive (GRD, GRDp) was encountered in the bottom portion of hole BND01-05.  Interaction of granites with host rocks is rarely evident on surface; however, the small granitic plug noted at the headwaters of Boundary Creek is in direct contact with a partial “rind” of mafic gneiss (GNSm).  Although it is uncertain because of the fine grain size, this mafic gneiss probably represents contact metasomatism.  In drill holes, biotite halos around narrow sills were sometimes noted. Dark brown aphyric diorite (basalt) with rare quartz amygdules occurs as narrow dykes in drill holes, but it was not noted on surface.  These dykes are strongly magnetic owing to fine-grained pyrrhotite and have faintly visible, quenched contacts.  No cross cutting relationships were noted between the granites and diorites.  On the Pogo property diorites are believed to postdate granite intrusions in the deposit area, whereas they constitute an intermineral phase in some of the regional prospects (eg. 4021’ Zone).  Both granites (GRTe) and granodiorites (GRD, GRDp) are locally mineralized, indicating a pre-syn-mineral intrusive timing.

The only two surface foliation measurements in the Boundary area have a moderate to shallow northeast dip, which is consistent with foliation core axis angles.  Prominent lineaments/benches on ridges to the west of Boundary give the appearance of a shallow dip to units, however, these lineaments might indicate more steeply oriented fault traces.

0.1.3

Surf

The Surf property (Baknes, 2001) is underlain by augen orthogneiss toward the west and a moderately sized granite body in contact with paragneiss in the east (Figure 7).  The granite is variably textured, but is primarily porphyritic and locally contains both primary biotite and muscovite.  The presence of several fine-grained and porphyritic textural varieties of the granite suggests a quenched contact with the host rocks.  Quenching could indicate either a structurally higher level of emplacement or a sudden fluid release after intrusion.  Another granite-granodiorite body lies to the north of the property, centred at the confluence of Last Chance and Tibbs Creeks.  This granite appears to be bounded to the northwest by the Volkmar Fault.  Small granitic bodies, primarily dykes, are indicated by narrow sections of granitic felsenmeer in many localities on the property, but not in areas underlain by augen orthogneiss.

Foliation and compositional layering dip moderately to shallowly to the southwest.  Few lineaments have been noted, but on higher ground to the east, in the area of the Grizzly Bear Mine (not on the Surf property), numerous structures trend consistently to the north and the northeast.  At the Spur Showing, a topographic break and sub-parallel arrays of quartz stringers indicate fault control on the mineralization. The only regional scale fault near the property is the northeast trending Volkmar Fault, which extends along the Tibbs-Last Chance Creek drainages a few hundred metres northwest of the Surf property.  This fault may represent one of the primary northeast structures, discussed earlier, having displaced rocks vertically as well as left laterally.  The 2001 airborne magnetic data indicates a very prominent, east of northeast trending discrete magnetic low that cuts across the Volkmar trace at a low angle, following the Last Chance drainage.  This magnetic low may represent a major fault (Volkwagen Fault) whereas the Volkmar may be a subordinate splay.  The poor correspondence of the magnetic data with the trace of the Volkmar put its existence into question.  Subtle Volkwagen Fault-parallel lineaments, on the south side of the Last Chance drainage may attest to the presence of a nearby structure.

0.1.4

Beverly

Augen orthogneiss underlies most of the Beverly property (Baknes, 2001), with paragneiss occupying the northern and eastern edges (Figure 8).  Granitic dykes and sills intrude the paragneiss, particularly east of the Shawnee Peak Lineament/Fault, but are never noted within the augen orthogneiss.  The largest granitic body, referred to as the Shawnee Peak Granite, lies just north of the western half of the property.  Dykes and sills trending to the southeast of the Shawnee Peak Granite, onto the eastern part of the Beverly property, may represent a manifestation of this body plunging to the southeast.

The sparse foliation data for the Beverly property reveals little in the way of consistent patterns.  However, there is an overall northwest strike and a moderate south dip within the paragneiss and  consistently shallow to flat-lying dips within the augen orthogneiss.

The greatest concentration of structures of all types, perhaps owing to exposure, lies east of the Shawnee Peak Lineament.  Granite dykes are common within this area and are generally oriented in a northwest to southeast direction, which is well illustrated by the magnetic data.  The Baja Fault, which cuts through the eastern part of the property, is evident as an air-photo lineament and a prominent fault scarp toward its northern end.  At the south end of the fault there is apparent dextral offset of the augen orthogneiss-paragneiss contact.  The Shawnee Peak Lineament/Fault is a northwest lineament that appears to cut the Shawnee Peak Intrusive, possibly down-dropping the northeast side.  This lineament has a subtle magnetic expression.  Other northwest trending structures are only evident as airphoto lineaments.

0.1.5

Bou

The Bou property is almost completely underlain by mid- to late Cretaceous-aged potassium feldspar-quartz porphyritic biotite granite (Figure 9).  This granite shows considerable textural variation ranging from potassium feldspar megacrystic porphyry, to crowded feldspar porphyry to feldspar-quartz porphyry (Jones and Baknes, 1999c).

There are rafts of other rock types within the granite.  Foliated granite on Raincoast Ridge near the southern boundary may represent an earlier phase of the host granite intrusion, or rafts of older granite (orthogneiss?).  A rafts or pendants of feldspar-quartz-biotite paragneiss was noted on the ridge immediately north of the property.

Geological mapping and airphoto interpretation has identified numerous faults and lineaments on the Bou property, with several orientations.  A large, northeast trending, through-going lineament passes a few hundred metres southeast of the property, parallel to many other large, northeast trending block faults in the district, such as the Shaw Creek fault.  It has an apparent left-lateral sense of motion along it, based on offset of the granite contact on the regional geological map.  Abundant lineaments and mapped structures have an east-northeast orientation.  The most prominent of these is the Cairn Structure, which crosses the west boundary of the property on Raincoat Ridge.  This structure is traceable on the airphoto over at least 3.6 kilometres, of which 700 metres are on the Bou property.  The strike of this fault is 080°, and the linearity of the structure as it crosses the ridge indicates that it is vertical to sub-vertical.  This structure has quartz veining and alteration associated with it.  North to north-northeast structures are also present on the Bou property, but are better exposed immediately to the west on the Carrie Creek (Veta) property.  Much of the mineralization on the Grizzly Bear Mine property is spatially associated with this structural trend and a similarly oriented fault is present just west of the Pogo Deposit.

0.1.6

Scot

The Scot property is almost entirely underlain by the Goodpaster Batholith (Figure 10).  The contact between the Goodpaster Batholith and Paleozoic paragneisses to the south trends east-west and is located near the south boundary of the claims.  The northwest extension of the Shawnee Peak fault and the Sonora Creek faults pass through the claims and a number of northwest and west-northwest trending lineaments roughly coincide with the contact area.

7.0

DEPOSIT TYPE

Exploration on the Goodpaster properties is directed at mineralization belonging to a recently recognized class of Intrusion-Related Gold Deposits (IRGS).  IRGS deposits are important producers of Au in Canada, Alaska and worldwide.  Significant deposits include the large tonnage, low grade Fort Knox Mine and Donlin Creek deposit in Alaska, the Brewery Creek Mine and Dublin Gulch deposit in Yukon, Kidston and Timbarra in Australia, and Vasilkovskoe in Kazakhstan.  The Pogo deposit in the Goodpaster district is believed to be a high-grade example of an IRGS deposit.  Mineralization styles at these deposits vary greatly in response to, among other factors, structural environment, host rocks and crustal level of development.  The unifying link between these deposits is a link to moderately reduced I- and S-type intrusions with lithophile elemental associations, in particular associated with Au-Bi-W-As-Te-Mo±Sn±Cu±Pb±Sb anomalies and occurrences.  IRGS deposits in Yukon and Alaska are invariably associated with Cretaceous intrusions.

The causative intrusions commonly form belts generated in continental settings and well inboard of subduction zones.  Intrusions are felsic to intermediate and commonly display evidence of higher degrees of fractionation, including aplitic dykes and sills.  The intrusions vary with depth of emplacement from large batholiths to stocks, pipes and plutons to porphyritic sills, dykes and domes.  Extensive thermal metamorphic aureoles are commonly developed about these intrusions and typically comprise biotite, andalusite, sillimanite, quartz, cordierite and pyrrhotite.  The deficiency of magnetite in the moderately reduced intrusions and presence of pyrrhotite in the metamorphic aureole leads to a distinct regional geophysical signature for these systems consisting of a magnetic low enclosed by a relative magnetic high.

On a deposit scale structure, lithology and distance from intrusion impart important controls on mineralization style.  Sheeted and stockwork quartz-sulphide veins are commonly hosted within the intrusions.  These vein sets typically have low total sulphide contents, comprising pyrite, pyrrhotite, and arsenopyrite with lesser native bismuth, tetradymite, bismuthinite, molybdenite and scheelite.  Alteration associated with the veins is absent to very weak and comprises the development of potassium or albitic feldspar, sericite, or carbonate vein selvages.  Au±W and Au±Cu skarns are located within or immediately adjacent to the intrusions.  Au±W skarns are comprised of pyroxene, biotite and garnet with pyrrhotite, chalcopyrite, scheelite, and bismuthinite, and Au±Cu skarns are comprised of hedenbergitic pyroxene, almandine garnet and wollastonite, with pyrrhotite, chalcopyrite, bismuthinite and Au.

Mineralization hosted in the country rocks varies greatly and is typically located in the hornfelsed aureoles of the intrusions.  These styles include replacements of, and disseminations within calcareous and non-calcareous hornfels, hydrothermal breccias, sheeted and stockwork veinlets, skarns, shear-related and epizonal mineralization.  Replacement mineralization consists of disseminated to semi-massive pyrrhotite, auriferous arsenopyrite and bismuthinite.  Hydrothermal breccias are most commonly structurally-related, although magmato-hydrothermal breccias are also present.  Several deposits are comprised of sub-parallel, sheeted and stockwork quartz±sulphide veinlets that typically host low volumes (<3 volume %) of pyrite±arsenopyrite±pyrrhotite.  Skarns developed distal to intrusions contain amphibole, chlorite, calcite and epidote with pyrrhotite, arsenopyrite, chalcopyrite, and scheelite.  Shear-related mineralization varies from large quartz veins in ductile regimes to brittle gouge-filled sulphide-rich shear zones and disseminated mineralization adjacent to shear zones.  Sulphide minerals include arsenopyrite, pyrite, pyrrhotite, stibnite, jamesonite, tetrahedrite, boulangerite, galena, bismuthinite and other Bi-species, molybdenite, sphalerite and Au.  Epizonal mineralization is characterized by structurally-controlled quartz-sulphide veinlets, stockworks, breccias and disseminations with arsenopyrite, pyrite and later stibnite.  Rheologic controls are also evident in the epizonal deposits as fracture-controlled mineralization is preferentially hosted in more brittle host rocks.

IRGS deposits also exhibit chemical zonations; proximal deposits have a strong Au-Bi-Te-W-Mo-As±Cu elemental association and shallower or more distal styles of mineralization have a contrasting metal assemblage of Au-As-Sb-Hg±Pb±Zn±Ag.

The Pogo deposit in the centre of the Goodpaster district is believed to be a deep end-member of the IRGS deposit style and forms the immediate model for exploration on the Goodpaster properties.  It hosts probable reserves of 7 million tonnes grading 16.1 g/t Au in two discordant, shallowly-dipping quartz veins with associated low-grade quartz stockwork zones.  The quartz veins are laterally continuous and chemically complementary to local pegmatite dykes which in turn are apparently related to syenite and monzonite intrusions dated at about 107 Ma (Smith et al, 1999).  The quartz veins contain 3% sulphides, principally arsenopyrite, pyrite, pyrrhotite, loellingite, chalcopyrite, bismuthinite, native bismuth and native gold.  Within the deposit, bismuth and silver are most strongly correlated with gold.  Fine-grained biotite alteration is most closely associated with the Pogo veins and is nearly always overprinted by fracture-controlled sericite + ferroan dolomite + chlorite ± quartz alteration which extends several metres away from the veins, locally with stockwork quartz veins.

8.0

MINERALIZATION AND ALTERATION

8.1  ER

Scattered occurrences of disseminated pyrrhotite and/or pyrite were found on the ER property during reconnaissance mapping and prospecting in 1999.  One occurrence of disseminated pyrrhotite-pyrite-chalcopyrite in the north-central ER claims is associated with the contact between quartz-feldspar-biotite and biotite-feldspar gneiss.  Float of quartz vein material in the central portion of the ER claims contains arsenopyrite and/or jamesonite.  Another area of 3-5% disseminated pyrrhotite in the Antler Creek drainage is associated with pegmatite dykelets at the margin of the Goodpaster Batholith.  In the south area of the ER claims, a float sample (subcrop?) of a carbonate altered mafic rock with tiny quartz stringers returned 770 ppm Ni along with 156 ppm Sb and 116 ppm As. Table 8.1.1 provides a summary of the best results from the surficial sampling on the ER property in 1999 and 2000.

Table 8.1.1

ER Mineralization

Sample	Rock Description	Year	Au	Ag	As	Bi	Cu	Pb	Sb	Other
124566	Quartz vein float, with jamesonite?	1999	15	0.8	1905	<2	3	286	68
124567	Mafic Dyke?, quartz veining, carbonate alteration, subcrop?	1999	<5	<0.2	116	<2	3	2	156	770 Ni, 8.5% Mg
124762	GNSp, weak silica-muscovite alteration?, 1-3% pyrrhotite	1999	<5	0.2	2	<2	105	16	<2
199852	subcropping limonitic, vuggy qtz-vein (4 cm width)	2000	1521	0.9	484	<5	4	15	13
199851	druzy quartz vein	2000	588	<0.2	2833	<5	4	7	31

Quartz veins are common on the property but rarely contain sulphide minerals.  One sample (#199852) of quartz vein material from the south-central portion of the ER property returned a Au value of 1521 ppb (1.52 g/t) with 484 ppm As.  A second sample of similar material returned a Au value of 588 ppb and 2833 ppm As.

8.2  Eagle

Several samples containing disseminated pyrite and trace chalcopyrite were located in the first phase of exploration on the Eagle property.  As well, molybdenite was identified in two samples (samples 124462, 124464) collected from the granitic intrusion underlying the eastern half of the property.  Close examination of the intrusive rocks associated with widespread gold-arsenic-bismuth-tungsten soil geochemical anomalies shows that there are widely spaced, narrow quartz veinlets throughout these rocks.  The veinlets are generally 1 to 3 millimetres in thickness, but locally may be thicker, and they commonly contain tiny vugs.  Limonite is also present in, or associated with, these veinlets although primary sulphides are rarely seen.  Between veinlets there is little sign of alteration in the granite.  The best results to date (8080 ppb and 1845 ppb) are from rock chips collected from the bottom of auger soil sample holes. Generally, anomalous gold values in rock samples are associated with these veinlets (sample 124724).  The lack of bedrock exposure on the property means that mineralized rock samples are not easy to find or evaluate.

Table 8.2.1

Eagle Mineralization

Sample	Description	Au	Ag	As	Bi	Cu	Pb	Sb	Other
124724	GRTe, narrow quartz veinlets	615	0.8	4	<2	295	<2	<2
124727	GRTp, narrow quartz veinlets, gossanous	15	12.4	2070	34	487	8	156
124728	GRTp, gossanous weathering	5	<0.2	408	<2	35	34	8
124462	GRTe, vuggy quartz-feldspar stringers, trace molybdenite?	100	1.2	50	30	11	10	<2
124464	GRTe, quartz stringers, trace molybdenite	25	<0.2	12	<2	26	2	<2	14 Mo
124501	GRDe, 2-3% disseminated pyrite, trace chalcopyrite	30	0.4	50	<2	234	<2	<2
336247	rock chips assoc. with auger soil sample 17515	1845	0.45	161.5	2600	11	27	12
336264	rock chips assoc. with auger soil sample 17547	8080	3.05	20.6	33.4	339	10	3
336267	rock chips assoc. with auger soil sample 17658	238	0.18	152	26.6	20	11	3
336270	rock chips assoc. with auger soil sample 17697	113	0.8	430	14.2	108	17	9

Note: all results in ppm except for Au, which are in ppb

8.3  Boundary

All known mineralization on the Boundary property lies within the Boundary Zone, which consists of several showings within a multi-element soil anomaly (Figure 6): the Daydreamer, Boundary Stockwork, Top Gun and Pebble Showings.  All lie within a 1.5 by 2.5 kilometre composite As-Bi-Sb-Au soil anomaly and are hosted by gossanous paragneiss that is locally strongly altered to sericite with disseminated sulphides.  The Boundary Stockwork Showing consists of a 100 metre by 300 metre talus apron containing a small proportion of talus (<5%) containing 1-3 centimetre, often vuggy, straight-sided quartz stringers.  Sulphides include traces of arsenopyrite and bismuthinite as blebs within quartz.  A single small outcrop of this mineralization was found toward the top of the talus apron and returned a Au grade of 225 ppb.  The stockwork zone lies roughly 200 metres south of a granitic contact and minor float of porphyritic granite was found in the vicinity.  The zone of mineralized talus lies in a very subtle broad northeast trending draw that might represent a recessive structure.  The Daydreamer Showing lies on a ridge crest, roughly 500 metres south of the Boundary Stockwork.  The Daydreamer consists of a 25 by 75 metre area of discontinuous mineralized quartz vein float running roughly parallel to the contour and coincident with a topographic bench (fault?). The eastern end of the showing consists of subcropping quartz boulders measuring up to 60 by 40 cm (40 cm vein thickness).  To the west, the showing consists of locally sourced boulders measuring on average 15-20 cm.  Mineralization consists of finely disseminated to blebs of arsenopyrite and rare pyrite and bismuthinite.  Veins vary from milky white and grey quartz, granular replacement-type quartz and strongly cataclastic vein-margin quartz breccias with scorodite and rock flour.  Almost all float boulders have vein margin surfaces that are finely brecciated and faced with slickensides.  Granular quartz-feldspar (sericite) rocks, that are possibly aplites were also mineralized with both arsenopyrite and bismuthinite.  The Top Gun showing, which lies 250 metres northwest and down-slope from the Daydreamer, consists of an area 10 metres in diameter, containing float mineralization very similar in texture and contained metals to the Daydreamer.  The most mineralized sample returned a grade of 440 ppb Au with 9 ppm Ag.  The Pebble Showing lies on the next ridge to the west of the Daydreamer and consists of a 15-20 metre area of cm or less sized pebbles of insitu weathered quartz and very fine-grained quartz breccia (brecciated vein margin) with arsenopyrite, scorodite and trace Au and Bi (20 ppb Au, 42 ppm Bi).  The Pebble Showing lies on the inferred trend of the Caribou Fault and is also coincident with a topographic bench.  A number of these benches occur on both the Daydreamer and Pebble Showing ridges.  Table 8.3.1 lists results from better mineralization in each of the Boundary Zone showings.

Table 8.3.1

Boundary Mineralization

Sample	Show.	Au	Ag	As	Bi	Sb	Cu	Pb	Ag/Au	Bi/Au
129154	BS	24853	14.8	374	578	66	15	156	0.6	23
124796	BS	22485	2	2	704	8	41	12	0.1	31
129167	BS	18545	33.2	520	942	196	14	316	1.8	51
129129	BS	6150	1.0	248	160	6	13	6	0.2	26
129160	BS	4740	9.2	816	376	106	12	248	1.9	79
129166	BS	2700	1.6	148	134	4	17	8	0.6	50
129152	BS	1135	0.6	1170	12	<2	8	8	0.5	11
129312	BS	9630	7.8	84	358	15	116	88	0.8	37
129157	TG	440	9.0	>10000	116	734	32	376	20	264
129170	DD	310	2.6	>10000	148	546	87	572	8	477
129172	DD	235	3.6	>10000	150	330	168	340	15	638
129132	DD	195	9.0	>10000	14	396	33	1055	46	72
129143	PB	20	2.4	>10000	42	320	22	548	120	2100

Note: Show. - Showing; BS - Boundary Stockwork; DD - Daydreamer; TG - Top Gun

PB - Pebble; Note: all results in ppm except for Au, which are in ppb

8.4  Surf

Two areas of Au-bearing mineralization have been identified on the Surf property (Figure 7).  The Spur Showing is centred on a prominent topographic northeast-trending spur where approximately 500 metres of granitic rock is exposed as float and subcrop.  Mineralized float from the Spur Showing covers an area roughly 200 by 250 metres centred on the spur immediately down slope from a prominent step/fault.  Exposure is poor, but numerous samples of milky to vuggy quartz stockworks in quartz-sericite-dolomite altered granite were found as angular float.  In some samples silicification is very intense, obliterating any textures and in some of these the rock may be better described as a true hydrothermal vein.  Pyrite, arsenopyrite and traces of stibnite occur as fine-grained patches and less often as crystals.  Vein margins grade into altered wall rock dominated by quartz-silica and lesser sericite-dolomite-calcite.

The Ol’ Timer showing lies 1.5 kilometres to the south-west of the Spur Zone, just north of the southern boundary of the Surf property.  Strongly sericite altered augen orthogneiss with milky quartz stockwork can be found over a distance of 50 metres in talus, some of which has minor arsenopyrite.  An old (circa 1940’s) hand trench contains mineralized subcropping boulders of quartz veins up to 20 cm thick.  Most of the quartz is milky with some vuggy and cockade sections and evidence of re-brecciation. Sericite is a common gangue mineral and may represent intensely altered wall-rock slivers.  Sulphides include arsenopyrite, pyrite and traces of stibnite.  Mineralization similar to this and the Spur Zone has been found in Ol’ Timer Creek, which lies between the two zones and drains to the east and the Rookie Showing, a few hundred metres to the northwest.

Table 8.4.1

Surf Mineralization

Sample	Show.	Au	Ag	As	Bi	Sb	Cu	Pb	Ag/Au	Bi/Au
129252	SP	4610	3.6	6730	2	110	32	12	0.8	0.4
129251	SP	3590	<0.2	6240	<2	106	2	6	-	-
129191	SP	2010	3.2	1385	<2	708	15	970	1.6	-
129190	SP	1710	0.2	2600	<2	44	18	10	0.1	-
129218	OT	1020	<0.2	1950	<2	8	3	20	-	-

Note: Show. - Showing; SP - Spur; OT - Ol’ Timer; all results in ppm except for Au, which are in ppb

8.5  Beverly

Only reconnaissance-scale prospecting and mapping has been carried out on the Beverly property (Figure 8).  Despite this, two Au-bearing float boulders (124220) of sugary quartz with traces of pyrite were discovered in its northeastern corner (Baknes, 1999).

Table 8.5.1

Beverly Mineralization

Sample	Au	Ag	As	Bi	Sb	Cu	Pb	Ag/Au	Bi/Au
124220	2370	0.2	156	38	<2	90	<2	0.1	16

Note: all results in ppm except for Au, which are in ppb

8.6  Bou

Mineralization on the Bou property (Figure 9) consists of quartz veining, commonly flanked by strongly altered wall rocks (Jones and Baknes, 1999c).  These veins, which are generally 15 to 30 centimetres in width and locally up to 1 metre in width, are commonly polyphase in nature, with open spaces and cockscomb texture.  Brecciation of the veins and wall rock is common and a few quartz stockwork zones were also noted.  Sulphides, primarily arsenopyrite and pyrite, occur as fine grained patches in fractures, as bluish-grey “streaks” in the veins, and as blebs within the veins.  Wall rock alteration includes ubiquitous, pervasive sericitization with limited silicification.  Locally, carbonate and potassium feldspar may be present.  Wall rock alteration spreads out from veins and fractures, commonly leaving “islands” of unaltered rocks if vein density is not high.  Pyrite and arsenopyrite occur as disseminated crystals and blebs or pods replacing altered wall rock to the veins and are generally more concentrated in the wall rock than in the veins, up to 10% locally.  Overall, the percentage of sulphide does not seem to be directly reflected in gold grades, particularly in veins, although the presence of some sulphide is essential.

The Thunder Showing occurs as abundant local float of 10-50 centimetre wide quartz veins with strongly sericitized, sulphidic wall rock spreading out up to 30 centimetres from the vein.  The total width of the zone is unknown as it does not outcrop.  The mineralized rocks from this showing follow a north-northeast trend across a low promontory, traceable for over 300 metres before encountering valley fill.  Of 29 rock samples taken at the Thunder Showing, 22 returned greater than 200 ppb gold, up to a maximum of 2.16 g/t and 2.04 g/t Au.  Other, less defined zones may exist in parallel structures above and below the Thunder Showing.  One sample from lower on the promontory contained several massive stibnite veins, and assayed >1% Sb.

The Cairn Showing consists of an old trench on a mineralized quartz vein/breccia near the west boundary of the Bou claims, about 1.5 kilometres south of the Thunder Showing.  The showing is situated on a large, mineralized, east-west structure that crosses Raincoat Ridge and is traceable for 700 metres on the property before it disappears below valley fill.  Mineralized quartz vein and altered wall rock float similar to the Thunder Showing were found along most of the length of this structure with values up to 2.92 g/t Au.  A mineralized quartz vein sample taken at the easternmost trace of the structure returned 390 ppb Au which hints at the buried potential in this direction.  Several other mineralized quartz vein float trains are present on Raincoat Ridge, though they are generally not as continuous as the Cairn Structure, and possibly represent different orientations.  These veins yielded gold values up to 3.96 g/t.

Table 8.6.1

Bou Mineralization

Sample	Show.	Au	Ag	As	Bi	Sb	Cu	Pb	Ag/Au	Bi/Au
124624	T	1050	0.2	9230	2	24	1	20	0.2	2
124625	T	1170	1.0	8000	2	32	4	36	0.9	2
124626	T	2160	1.2	>1.0%	6	46	1	50	0.6	3
124628	T	2040	<0.2	2530	<2	32	<1	12	-	-
124610	C	1760	1.0	1245	2	20	2	10	0.6	1
124715	C	2920	0.2	3980	<2	16	5	8	0.1	-
124718	RR	3960	0.6	2470	<2	3299	<1	4	0.2	-

Note: Show. - Showing; T - Thunder; C - Cairn; RR - Raincoat Ridge; results in ppm, Au results ppb

8.7  Scot

Only reconnaissance-scale prospecting and mapping have been carried out on the Scot property and no significant mineralization has been found on surface to date.  Three grab samples of quartz vein material, hosted in both schist and a rusty medium-grained intermediate intrusive, did not return significant Au values (Baknes, 2000a).

9.0

EXPLORATION (1998 - 2003)

In 1998 and 1999, Rimfire and its joint venture partners took fine (-250 mesh) sediment, pan concentrate and conventional (grab) silt samples from their properties in the Goodpaster district, including the ER, Eagle, Boundary, Surf, Beverly and Bou properties.  These form a database for comparison of results on individual properties (Baknes, 1999).  The pan concentrates were analysed for Au, W and Sn; results were low and erratic.  The fine sediment samples were analysed for Au only, while the –80 mesh fraction of the grab silts were analysed for Au and a low-detection level ICP-MS multielement suite.  The district-wide percentiles give a basis for discussion of silt results on each property and are presented below in Table 9.0.1.

Table 9.0.1

Goodpaster District Stream Sediment Sampling

Percentile	Standard Silt						Fine Sediment	Pan Concentrate
	Au	Ag	As	Bi	Sb	W	Au	Au	W	Sn
Population	480	497	497	497	497	497	100	95	95	95
98th	27	0.36	129	0.64	8.4	2.17	65	16	8	<2
95th	15	0.28	75	0.46	5.9	1.31	35	12	4	<2
90th	10	0.24	53	0.37	4.2	0.75	25	4	3	<2
85th	5	0.22	43	0.32	3.2	0.55	20	<5	3	<2
80th	<5	0.20	35	0.30	2.6	0.45	10	<5	3	<2
70th	<5	0.18	25	0.26	2.0	0.35	10	<5	<2	<2
60th	<5	0.16	19	0.24	1.5	0.30	5	<5	<2	<2
50th	<5	0.14	14	0.22	1.2	0.25	<5	<5	<2	<2

    Note: all results in ppm except for Au, which is in ppb

From 1998 through 2001, Rimfire and its joint venture partners took reconnaissance soil samples from their properties in the Goodpaster district, including the ER, Eagle, Boundary, Surf, Beverly and Bou properties.  Statistics in Table 9.0.2 were calculated for the district-wide reconnaissance sampling (Baknes, 2001), giving a basis for interpreting the importance of soil results for individual properties.  Correlation statistics indicate that none of the pathfinders correlate with Au, but that there is a reasonable correlation between the pathfinders Bi and As, as well as Cu, Pb and Zn.  Tellurium shows a good association with Bi and Au, but this is only evident for the Boundary data, where it is consistently above detection.

Table 9.0.2

Goodpaster Reconnaissance Soil Geochemical Statistics

	Au	Ag	As	Bi	Cu	Mo	Pb	Sb	W	Zn
Population	4491	4499	4499	4499	4499	4499	4499	4499	4499	4499
98th	15	0.56	130.5	0.97	37.0	1.6	36	13.2	0.95	108
95th	10	0.38	64.0	0.63	30.2	1.4	26	6.6	0.60	94
90th	5	0.28	38.6	0.47	26.0	1.2	20	3.5	0.45	84
85th	<5	0.24	28.0	0.41	23.7	1.2	18	2.4	0.35	78
80th		0.22	22.4	0.37	22.0	1.0	16	1.8	0.35	74
70th		0.18	17.2	0.33	19.4	1.0	14	1.2	0.30	68
60th		0.16	14.4	0.30	17.4	0.8	14	1.0	0.25	62
50th		0.14	12.6	0.27	15.8	0.8	12	0.8	0.25	56

*Note: all results in ppm except for Au, which is in ppb.

9.1  ER

Hyder took 718 contour soil samples, 117 stream sediment samples (75 conventional silts, 22 fine-sediment silts, and 20 pan concentrates), 44 rock samples, plus an additional three rock samples for whole rock analysis during its first pass of exploration in 1999 (Jones and Baknes, 1999b).  These samples were collected from the OGO and FIRE claims, which make up the northern portion of the ER property.

The gold results for the stream sediment samples on the OGO and FIRE claims are relatively low compared with the Pogo area in general.  Only two fine sediment samples and three silt samples returned gold results in the 90th percentile for the Pogo area (Figure 4).  The maximum gold value is 40 ppb in a silt sample from a creek draining from the north part of the property.  Two of the silt samples are from the headwaters of Shaw Creek, draining the extreme southeast corner of the Fire claims, and beyond. Highly anomalous arsenic and antimony, and moderately anomalous bismuth and tungsten are also present in the samples from this southeast area.  These samples are the only ones on the property that show anomalous results for more than one element.

Similar to the stream sediment sampling results, the soil sample results from the ER property are generally subdued with respect to the results for the Pogo area as a whole.  The most significant soil anomaly outlined by 1999 soil sampling lies in the southwest corner of the Fire claims.  This multi-element anomaly covers an 1800 metre by 400 metre area as defined by two contour lines and is open to the west and to the south.  The anomaly consists of consistent, moderately to highly anomalous arsenic (6 to 265 ppm), antimony (1.0 to 15.2 ppm), and silver (0.1 to 1.4 ppm) with sporadic anomalous gold (up to 20 ppb) and bismuth (up to 0.94 ppm) values.  The two contours are located on the south slope of an east-west ridge.  Interestingly, the anomaly does not seem to cross the ridge to a soil line on the north side of the same ridge.  Although the underlying geology is not known, the soil anomaly is roughly associated with a weak magnetic low feature (Figure 4).

A small soil anomaly is present in the upper part of the Antler Creek drainage.  This multi-element anomaly is spatially associated with a small, feldspar porphyritic granite outlier(?) of the Goodpaster Batholith.  Moderately to highly anomalous results include 40 ppb Au, 182 ppm As, 2.4 ppm Sb, and 0.32 ppm Ag.  The anomaly is restricted to several samples immediately adjacent to the intrusive contact in the surrounding gneiss.

A minor anomaly occurs on the west side of Indian Creek in the east part of the Ogo claims.  This anomaly is situated within gneissic rocks, just down slope from the Goodpaster Batholith contact. Although gold is below detection, arsenic, antimony, copper, and silver are all moderately to highly anomalous.  The anomaly covers about 200 to 500 metres along the contour soil line, depending on the element under consideration.  A similar anomaly is present in this area just south of the confluence of Indian Creek and Long Creek where no geological mapping has been done.  Other single sample anomalies are present on the property but their significance is unknown at this time.

In 2000, Abacus collected 33 conventional (grab) silt samples, 19 rock samples, and 14 contour soil samples on the ER claims.  Samples along Blue Creek on the western side of the claims yielded highly anomalous Au values, ranging from 21 to 33 ppb.  These may reflect possible mineralization associated with Cretaceous intrusives that outcrop along ridges on either side of the creek.  Samples from Needle Creek, located along he eastern side of the claims also returned highly anomalous Au-in-silt values up to 35 ppb.  Soil samples were collected 100 m intervals along a 1300m contour soil line located in the southeast portion of the ER claims.  Gold-in-soil values range from < 5 ppb to 13 ppb.

AngloGold took 223 auger soils samples and 15 rock samples in 2002.  Auger soil sampling focused on the southern portion of the property, in the vicinity of the two mid-Cretaceous granodiorite to quartz monzonite plutons.  Auger soil samples returned highly anomalous Au values up to 411 ppb.  Rock samples returned no significant values.

9.2  Eagle

Hyder took 14 fine sediment, 13 pan concentrates and 57 conventional silts from the Eagle property in 1998 (Jones and Baknes, 1999).  Ice Creek in the south part of the Eagle property and Cabin Creek in the eastern area have highly anomalous results in gold, arsenic, bismuth and tungsten. The fine sediment sample at the bottom of Ice Creek returned 90 ppb gold.  Several silts along Ice Creek have very highly anomalous arsenic values, up to 440 ppm As.  Cranky Creek, to the north of Ice Creek, contains highly anomalous gold values in silt and fine sediments, as well as anomalous bismuth and arsenic.

Hyder also collected 865 soil samples from the Eagle property in 1999, including 317 from first phase contour soil lines and 548 grid soil samples from a second phase of exploration.  Anomalous gold results for the Eagle Grid tie together spotty anomalies from the contour sampling from the first phase of work.  There are two main trends in the gold geochemistry in the grid area; a southern and a northern trend.  The southern trend starts in the extreme southwest corner of the grid, follows Ice Creek to its headwaters and continues east-northeast to the east edge of the property.  This anomalous trend includes gold values up to 320 ppb and is coincident with very highly anomalous arsenic, bismuth, and tungsten.  The northern trend is oriented more east-west, starting at Cranky Creek near the west edge of the property and running to the east edge of the property, in the vicinity of Cabin Creek.  This trend is more scattered and includes gold values up to 310 ppb, with very highly anomalous arsenic, bismuth, tungsten and uranium.  Anomalous antimony in soil was detected on the north flank of this anomalous trend and may be indicating a metal zonation away from the intrusion.  In the area east of the Eagle grid, a widespread anomaly, primarily defined by bismuth and tungsten but including gold and arsenic, overlies the granite body.  The anomaly is sharply cut off at the granite-gneiss contact.

In 2002 Anglogold collected 43 auger soil samples from the eastern and northern portions of the property, presumably in effort to further constrain anomalies from Hyder’s 1999 contour soil sampling.

In 2003 Anglogold collected 43 silt samples, 305 auger soil samples, and 44 samples of rock chips from the bottom of auger soil sample holes.  Rock samples from auger holes returned Au values up to 8080 ppb.  Auger soil sampling focused on the region immediately east of the Eagle Grid in order to increase sample density between the two large multi-element anomalies defined by previous sampling.  Auger soil samples from this area returned Au values as high as 1280 ppb, plus anomalous or better results for Bi, W, and As.  The multi-element soil anomaly now outlined overlies the granite body and is sharply cut off at the granite-gneiss contact and covers an area of approximately 3.5 by 1 km.

9.3  Boundary

Western Keltic took 4 fine sediment and 24 conventional silts from the Boundary property in 1998 and 1999 (Baknes, 1999).  Highly anomalous levels of As, Bi, Sb and W drain Boundary Creek, Dry Creek and Caribou Creek in the Boundary Zone area.  Low levels of Au were detected in Boundary Creek, Dry Creek and the south-draining creek opposite the Boundary Zone.  Highly anomalous levels of As, Bi, Sb and W drain Boundary Creek, Dry Creek and Caribou Creek in the Boundary Zone area.  Low levels of Au were detected in Boundary Creek, Dry Creek and the south-draining creek opposite the Boundary Zone.  The main Eagle drainage and all north flowing tributaries to the west of the Boundary Zone are anomalous in As.

Reconnaissance contour soil sampling across the Boundary property in 1998 and 1999 identified a multi-element soil geochemical anomaly in the Boundary Zone area, which was investigated by grid-based soil sampling in 1999 and 2000 (Baknes, 2000).  The gridwork defined several discrete anomalies with high values in Bi, As, Sb, Ag, Pb, Cu and Te.  The 700 by 500 metre, northeast-trending Boundary Stockwork anomaly is defined by Au ranging from 15-240 ppb.  Within the Boundary Stockwork Anomaly there are two trends that intersect in Boundary Creek near the BND00-4 drill site.  The NNE trending southern arm of the anomaly runs up a subtle gully coincident with an inferred fault trace and the mineralized talus making up the Boundary Zone Stockwork.  The NE-trending north arm corresponds with another suspected fault and at its south end encompasses a group of Au-bearing samples in Dry Creek.  The Daydreamer anomaly, defined by strongly anomalous Bi-As and spotty Au and Sb, trends northeast from Dry Creek, runs along the north side of the Daydreamer showing and covers the top Gun showing.  Several NE to NNE faults correspond with the anomaly where it crosses the Boundary Ridge crest.  A large area of anomalous Bi-As with very spotty Au extends down the nose of Boundary ridge to the west and then up towards the Pebble showing. This anomaly doesn’t correspond with any remarkable feature or significant showings.  Grid sampling strongly suggests a northeast control to Au-Bi-As mineralization.  Anomalous Sb coincides with most areas anomalous in Au-Bi-As with the exception of the north arm of the Boundary Stockwork anomaly and the anomalous area that lies immediately south of and along Eagle Creek.  Curiously, however, Au-bearing veinlets intersected in drilling most often contained low Sb concentrations and overall a poor correlation between Au and Sb.

An 800 line-kilometre magnetic/radiometric survey was flown over the Boundary, Surf and Beverly properties in July 2001 (Darbha, 2001).  The most prominent magnetic feature of the Boundary property is the presence of a strong linear north-northwest trending magnetic high centred over a deep parallel linear magnetic low of an intensity equivalent to the low associated with the Pogo deposit. The most probable cause for the magnetic high is pyrrhotite mineralization focused along an as yet unseen northwest trending structure, centred on the Boundary Stockwork Showing. The magnetic low may be caused by the granodiorite and granodiorite porphyry intersected in the lower half of hole BND01-05. The continuation of the low to the southern property boundary suggests that the intrusive may extend at least that far, perhaps following a northwest oriented fault structure. The extensive area of high magnetics to the east of the Boundary Zone is not well understood, but there are areas of inferred granitic intrusions that might have contact related pyrrhotite mineralization associated with them.

9.4  Surf

Western Keltic took 1 fine sediment and 13 conventional silts from the Surf property in 1998 and 1999 (Figure 7).  The Southeast Surf area is outlined by silt anomalies for the pathfinder elements As, Bi, Sb and W, but surprisingly, Spur Creek immediately north of the Spur Zone is only anomalous in Bi and Sb.  Ol’ Timer Creek and Rookie Creek have strongly anomalous results in the pathfinders and low level Au in standard silt samples (Baknes, 1999).

Reconnaissance contour soil sampling in 1998 and 1999 led to the recognition of a large Au-As-Bi-Sb-W anomaly on the Surf property.  This was better defined by grid-based soil geochemistry in 1999 and 2000, and divided into three prominent and distinctive anomalous zones, defined by Au-As-Bi-Sb  (Baknes, 2000).  The 1 kilometre diameter Spur anomaly is defined by a central Mo anomaly (>1.4 ppm Mo), which is surrounded by anomalous W (W >0.6 ppm).  The Au-As-Bi-W-Mo anomaly is roughly circular and centred on the granite porphyry.  Bismuth forms somewhat of an annular ring about the granite porphyry.  A peculiarity is that in detail the Spur Showing itself is not reflected by anomalous gold.  To date the only mineralized material found within the Spur anomaly is the Au-bearing stockwork veining at the Spur Showing.  The Ol’ Timer-Rookie anomaly is strongly elongated along an east-west distance of 1.6 kilometres. Mineralization found to date includes the Rookie, Ol’ Timer and Ol’ Timer Creek float occurrences.  The North Baseline anomaly is the least well-defined anomaly, largely because of low sample density. Results indicate an east-west trend over approximately 1.4 kilometres best defined by Au and Sb. Traces of gold have been found in rock samples taken up slope from the western end of the anomaly.

An 800 line-kilometre magnetic/radiometric survey was flown over the Boundary, Surf and Beverly properties in July 2001 (Darbha, 2001).  The survey showed moderate magnetic relief with two distinct magnetic lows.  The deepest portion of one of these lows corresponds closely with the exposed portion of the granite porphyry underlying the Spur Zone.  The extension of the same magnetic low to the south may be an indication of the plunge direction of the intrusive.

9.5  Beverly

Western Keltic took 7 fine sediment, 7 pan concentrates and 64 conventional silts from the Beverly property in 1998 and 1999.  California North Creek, in the centre of the Beverly property, is strongly anomalous in the pathfinder elements As-Bi-Sb-W and show a progression from moderately anomalous to strongly anomalous up stream.  Two standard silts returned low values of Au coincident with the pathfinder anomaly.  In Beverly Creek, which drains the western part of the property, less intense and less consistently anomalous pathfinder elements run the entire length of the stream. Beverly Creek has returned the highest Au results in standard silt (1020 ppb Au, 890 ppb Au) and is anomalous in a fine sediment sample taken at the same location (10 ppb Au).  To date, no Au-bearing rock samples have been found in this immediate area.

In 2001, Western Keltic carried out soil geochemistry over three grids on the Beverly property (Baknes, 2001).  The Blue Grid covered an area measuring 1.6 by 1 km, with sampling on 400 m spaced lines straddling the ridge west of Beverly Creek.  Two Au anomalies, defined by 10-40 ppb Au, are coincident with anomalous As±Bi-Te over an area measuring approximately 400 by 200 m.  The discontinuous anomaly lies along a 1500 m long west-northwest trend, extending between a 1.0 g/t Au silt to the east and a 100 ppb Au silt to the west.  The California North Grid consists of 200 m spaced lines covering an area of 1.2 by 1.0 km.  A multi-element anomaly is defined by a combination of Bi, As, Ag and Au (up to 50 ppb, with widespread 15-20 ppb) over an area of approximately 600 by 800 m, focused on the Shawnee Peak Fault and an adjacent parallel structure.  This anomalous trend has not been tested by soil sampling to the southeast for a distance in excess of 600 m.  The Beverly grid was located over a 1.0 by 1.0 km area of weakly anomalous soil and silt geochemical results, highlighted by a rock sample with 2370 ppb Au.  Results include scattered Au in the 20 ppb range, moderately associated with anomalous levels of As±Bi, Sb and Ag, all of which combine to define a weak east-west orientation.  The largest coherent Au anomaly extends over an area measuring approximately 800 by 200 m.  Anomalous Bi and As in soil define an anomaly around the Au-bearing rock sample but are not accompanied by anomalous Au.

An 800 line-kilometre magnetic/radiometric survey was flown over the Boundary, Surf and Beverly properties in July 2001 (Darbha, 2001).  It showed two distinct zones of magnetic character on the Beverly property, the West and Central Blocks, separated by the northwest trending Shawnee Peak Fault (Figure 8).  The main characteristics of the Central Block are complex and high relief magnetic response whereas the West Block has a low magnetic response with minimal relief and a deep low centred over the granite intrusion southwest of Shawnee Peak.  The broad magnetic high at the eastern end of the Beverly property within the West Block likely represents a deep source such as a mafic intrusive, as indicated by the diffuse character of the anomaly.

The strong northwest orientation to magnetic highs in the central block is similar to granitic dykes in the area.  This magnetic pattern could be contact related pyrrhotite±magnetite mineralization in gneiss along the dykes, which have a low magnetic susceptibility.  The strike continuations of these northwest-trending features are truncated by the Shawnee Fault.  In general the Central Block has a much more complex and higher magnetic relief than the West Block. It is thought that the Central Block may have been down-dropped relative to the West Block, exposing a shallower level dyke swarm characterized by strong magnetic relief.

9.6  Bou

Hyder took 5 silt samples from the Bou property in 1999, and several more silt, fine sediment and pan concentrate samples from streams draining it (Jones and Baknes, 1999c).  These returned some highly anomalous results for arsenic, antimony, bismuth and, to a lesser extent, tungsten relative to other properties in the Goodpaster district.  Gold results were not as consistent with only scattered anomalous values.

Hyder also took 201 soil samples from the Bou property in 1999, initially from contour lines and then from grids covering anomalous areas.  The largest anomaly is at the northern end of the property, covering the Thunder Showing and extending north of the property.  It is characterized by spotty anomalous gold, up to 125 ppb, and arsenic, up to 720 ppm, with relatively evenly distributed antimony, up to 186 ppm.  The higher values are found on soil lines that cross the Thunder Showing.  Bismuth and tungsten are both weakly to moderately anomalous.  This anomaly appears to be associated with structures that extend northeast from the Carrie Creek (Veta) property.

A second significant soil anomaly is related to the Cairn Structure, on the south side of Raincoat Ridge.  Downslope from the structure, the soils are consistently anomalous in arsenic, antimony and bismuth.  Gold tends to form spot highs, and spreads downslope from the mineralized nodes along the Cairn Structure.  Gold values in this anomaly range up to 270 ppb, from a sample taken immediately below the Cairn Showing.  Arsenic ranges up to 508 ppm and antimony up to 109 ppm.  The anomalous area covers about 700 metres of strike along the Cairn structure, spreading about 2-300 metres downslope.

Two other soil anomalies are apparent on Raincoat Ridge.  On the north side of the ridge there is a coherent gold-arsenic-antimony anomaly in talus fines which trends oblique to the slope.  This anomaly stretches 400 metres across two grid lines and contains maximum values of 40 ppb Au, 101 ppm As, and 93.7 ppm Sb.  Sparse, mineralized quartz vein float was located amongst the talus that covers this anomaly.  A second anomaly is present at the northeast toe of Raincoat Ridge, centred on a gold in soil value of 280 ppb.  Several samples in a 300 by 200 metre area around this gold value have moderately to highly anomalous arsenic, antimony and bismuth.  Several boulders of mineralized quartz vein float were found at the site of the gold anomaly, but this material was not traceable in any direction. The bulk of this anomaly is located just below the lower edge of the talus slope in this area and, therefore, the mineralized source rocks could be buried.

9.7  Scot

Fairfield took 499 soil samples, 61 stream sediment, and 3 rock samples from the area now covered by the Scot property in 1999 (Figure 10).  Soil sampling was done over a grid with 400 m line spacing and 50 m sample intervals.  Au-in-soil values results range up to 30 ppb and outline numerous single-sample anomalies and three multi-sample anomalies (Line 3200E between 850N and 1050N; Line 3600E between 400N and 600N; and Line 100E between 1700N and 1850N).  Silt geochemical anomalies defined by Au, As, Bi and Sb occur in four north-flowing drainages.  Gold values in the stream draining the area near the trenches at the Shawnee Peak occurrence (1.8 km south of property) are only moderately anomalous in gold.

In 2000, Fairfield collected 358 soil samples on 11 separate mini grids covering aras with anomalous results from the 1999 soil sampling program.  The mini-grids were setup with 50 m line separation and samples were collected on 50 m intervals.  Gold results for all of the grids except for #8 and #9 (Figure 10) are essentially all below detection.  Grid #9 has 18 samples equal to or greater than 10 ppb Au and four greater than 20 ppb Au.  The highest results are a 65 and 75 ppb Au at the southwest corner.  Grid 8 has 12 samples that contain greater than 10 ppb Au, with a maximum of 40 ppb.  Bismuth results for grids #8 through #11 are all strongly anomalous and, in the case of the south edge of grid #11, extremely anomalous.  An abrupt truncation of Bi values at the north end of grid #10 may indicate that the granite-gneiss contact is located to the south.  On other nearby properties, the Goodpaster-Gneiss contact is often anomalous in Bi and As.  Arsenic is moderately to strongly anomalous on grids #8, #9, and #11.  Once again grid #10 is not anomalous (lying within the granite?).  Antimony is low almost everywhere except along the east sides of grids #8 and #9.  Anomalous W occurs as spotty highs on all the grids and forms strongly anomalous clusters on grids #8 and #9.  The results of 1999 and 2000 work programs has enabled the definition of a Au and strong pathfinder element anomaly straddling the southeast edge of the property, and a NW-trending gold anomaly extends between grids #8 and #9.

10.0

DRILLING

10.1  ER

Anglo drilled a total of six holes for a total of 2160.9 m (7090’) on the ER property (Figure 4). Holes were directed to the northeast, perpendicular to the Au-As-Bi-Sb geochemical anomaly and the northwest-trending fault controlled Bad-Boy Ck. valley. Holes ER03-1, 5 and 6 were all drilled on the same section (see Figure 11) whereas hole ER03-4 and 3 were drilled 300 and 600 m to the southeast, respectively. Hole ER03-2 was drill 600 m to the northwest of ER03-1 very close to the pass at the head of Bad-Boy Ck.  Table 10.1.1 summarizes drill hole orientation and location data.

Table 10.1.1

2003 ER Drill Hole Data

Drill Hole	Northing	Easting	Elevation (m)	Azimuth	Dip	Length
ER03-1	7148043	590119	1037.5	45°	-55°	403.9
ER03-2	7148512	589713	1089.7	15°	-45°	198.4
ER03-3	7147615	590576	936.3	50°	-55°	363.0
ER03-4	7147792	590301	1022.6	45°	-55°	392.6
ER03-5	7147996	590075	1046.4	45°	-55°	415.1
ER03-6	7147996	590075	1046.4	45°	-65°	387.9

Four distinctive units were have been identified from the drilling (Figure 11). Augen orthogneiss (GNSo) is the most extensive unit encountered in the holes and constitutes greater than 50% of the section in holes ER03-3 and 4 toward the southwest end of the drilling. Paragneiss (GNSp) is next in prevalence and is well represented in the two southwest holes. Orthogneiss (GNSg) is the least extensive unit in the drilled area. However, most of the length of hole ER03-2, drilled to the northwest, is comprised of orthogneiss with lesser paragneiss. A strongly foliated pegmatitic phase of the orthogneiss occurs toward the bottom of ER03-2.

Table 10.1.2 presents weighted averages from significant drill intersections encountered during the 2003 drill program.  Drill holes ER01-1, -5,and -6 returned the best results out of the four areas drilled and are shown in section on Figure 11.

Mineralization is concentrated in quartz arsenopyrite±stibnite-pyrite veins and breccias. Hypogene quartz-sericite-pyrite alteration is often extensive and may occur over several to 10’s of metres and is generally associated with veining and faulting. The best developed alteration is indicated in holes Er03-1, 5 and 6. Vein and breccia filling is milky to rarely drusy to vuggy quartz with fine to medium grained heterogeneously distributed sulphides. Veins appear to be concentrated along faulted contacts and tentatively are more often associated with orthogneiss.  A later silica-dolomite±pyrite alteration is often noted and re-brecciates some of the veins.  The youngest alteration is believed to be clay sericite alteration associated with the extensive fault zone whose trace is defined by the Bad-Boy Creek valley.

Table 10.1.2

2003 ER Drilling Results

Drill Hole	From (m)	To (m)	Interval (m)	Zone	Au (ppb)	Ag (ppm)	As (ppm)	Sb (ppm)	Bi (ppm)
ER03-1	6.4	7	0.6	A	553	11.7	1515	291	0.85
	93.2	94.4	1.1	C	761	5.1	4808		0.18
	116.7	120.3	3.6	D	177	0.3		54	1.75
	128.7	129.1	0.4	E	804	0	4923	89	1

Table 10.1.2

2003 ER Drilling Results (cont)

Drill Hole	From (m)	To (m)	Interval (m)	Zone	Au (ppb)	Ag (ppm)	As (ppm)	Sb (ppm)	Bi (ppm)
ER03-1	138.4	142.3	3.8	F	1100	0.6	6711		1.34
	147.1	148.1	1	G	725	0.4		118	1.83
	236.9	241.5	4.5	H	1201		2527	210	0.53
	292.4	294.9	2.4	I	302	0.3	410		0.09
	355.9	357.4	1.6	J	211	0.5	156	16	0.86
	378.8	381.1	2.3	K	850	0.2	651	27	0.57
ER03-3	280.3	281.9	1.6	3-3	1322	0.2	3796	60	4.97
	304.1	304.7	0.6	3-5	566	0	2115	41	2
	322.1	322.7	0.6		1449	1	6998	131	3
	330.8	331.8	0.9		311	9	7169	76	50.12
ER03-4	178.8	182.1	3.3	4-2	808	1.8	3902	194	0.64
	190.7	191.6	0.9	4-3	956	2.2	6598	243	1.15
	219.1	219.7	0.6	4-5	927	0.5	4810	670	0.49
ER03-5	74.3	75.1	0.9	5-2	1070	9	2252	48	5.41
	101.6	103.4	1.8	5-3	2480	9.1	6495	290	1.5
	102	103.1	1.2	(5-3)	3509	13.2	9035	415	1.84
	155.1	155.8	0.7	5-4	531	0.8	2196	69	0.11
	166.2	166.7	0.5	5-5	4176	5.8	9612	560	0.07
	204.5	204.7	0.2	5-7	1035	2.1	1195	27	4.2
	295.4	295.9	0.5	5-9	63092	25.8		259	0.99
	299.9	300.7	0.7	5-10	1985	0.9	8715	147	3.04
ER03-6	98.6	99.9	1.3	6-1	820	2.3	2434	304	1.28
	238.3	240.7	2.4	6-3	727	1.9	2627	117	1.17
	320.9	321.4	0.6	6-4	637	0.5	6903	114	0.24

10.2  Eagle

Five holes totalling 274.3 metres (900’) were drilled on the Eagle property in 2000 (Figure 5).  Table 10.2.1 summarizes orientation data and Table 10.2.2 summarizes significant intersections from the drilling.

Table 10.2.1

2000 Eagle Drill Hole Data

Drill Hole	Grid Coordinates	Azimuth	Dip	Total Depth
EA00-01	6500E/4350N	160°	-60°	82.91 m
EA00-02	6560E/4550N	160°	-60°	43.28 m
EA00-03	7200E/4440N	340°	-60°	52.43 m
EA00-04	6800E/5060N	160°	-60°	29.57 m
EA00-05	6360E/5510N	160°	-60°	67.67 m

All holes encountered granitic rocks from top to bottom with little textural variation.  Of the five holes, drill hole EA00-03 was the most interesting in terms of both geology and assay results for gold.  This hole was drilled 80 metres east of a soil sample that returned 320 ppb Au along with anomalous results in As, Bi, and W.  EA00-03 encountered weakly porphyritic granite which was consistently cut by tiny quartz, quartz-calcite and, less commonly, quartz-sulphide veinlets.  These veinlets are oriented at various angles with respect to the core axis but a large proportion cut the core at acute angles (generally ~25°).  Pyrite and arsenopyrite have been identified in these veinlets although sulphide content is less than 1% overall.  Potassium feldspar, muscovite/sericite, and silica occur in narrow envelopes to these veinlets.  Veining intensifies (to about 3 veinlets per metre) around narrow chloritic shears, also at acute angles to the core.  EA00-03 returned anomalous gold results throughout the hole, including three samples greater than 1.0 g/t Au.  An 18.73 metre section in the mid-part of the hole averaged 437 ppb Au including narrower, higher grade sections such as 580 ppb Au over 9.98 metres, and 1.015 g/t Au over 2.86 metres.  Significant gold results are present from the first sample (240 ppb) to the last sample (175 ppb Au) of this 52.4 metre hole indicating the mineralization is more extensive than what was drilled.  The nearest drill hole is 650 metres to grid west.  Table 10.2.2 summarizes anomalous intersections from drilling.

Table 10.2.2

2000 Eagle Drilling Results

Drill Hole	From	To	Interval m	Au (ppb)	As (ppm)	Bi (ppm)	Other
EA00-01	33.11	34.22	1.17	65	672	<2
	69.66	70.15	0.49	30	>10,000	<2	28 ppm Sb
EA00-02	36.25	37.75	1.50	25	66	<2	514 ppm Cu
EA00-03	4.27	6.67	2.40	301	44	9
	24.45	24.71	0.26	345	214	24	518 ppm Cu
	27.21	45.94	18.73	437	100	6
(incl.)	34.33	37.19	2.86	1015	201	19
EA00-05	11.28	12.80	1.52	40	24	<2
	21.95	23.85	1.90	80	162	<2

The other four holes did not contain gold concentrations comparable to EA00-03.  Holes EA00-01 and -02 were drilled about 650 metres west of EA00-03 within the same large soil geochemical anomaly.  They both encountered large faults (east-west lineaments?) resulting in poor core recovery over significant widths, possibly affecting the overall analytical results.  The holes are characterized by strong clay weathering around fault and fracture zones.  Muscovite and potassium feldspar alteration of the granite was seen in both holes although these alteration zones tend to be strongly leached and oxidized, possibly as a result of faulting.  Arsenopyrite veinlets were noted near the bottom of EA00-01 but no significant gold values were associated with these veinlets.  Chalcopyrite was observed in several veinlets and silicified fractures near the bottom of EA00-02.

The last two drill holes were completed on the north half of the Eagle grid soil anomaly.  EA00-05 was drilled about 60 metres east of a 310 ppb Au in soil result, in the vicinity of several other anomalous soil results.  The hole intersected widely spaced fractures/veinlets with intervening unaltered granite.  These fractures/veinlets are characterized by envelopes of green clay alteration (weathering?) with outer halos of feldspar and goethite.  Rare sulphide blebs, mostly pyrite, were noted in the quartz veinlets.  No significant faults were intersected and core recovery was very good.  Hole EA00-04 did not encounter any significant alteration or mineralization.  Interestingly, the hole was collared in a bouldery location but the drillers noted that the boulders were only present near surface and they gave way to about 20 feet of sand above bedrock.  This may be the surface expression of a fault or possibly a thick pocket of loess.  If it was loess, the target soil anomaly must be re-examined as to its source.

10.3  Boundary

Five holes totalling 1,446 metres were drilled in the Boundary Zone area in 2000 and 2001 (Figure 6).  Table 10.3.1 summarizes orientation data and significant intersections from the drilling.

Table 10.3.1

2000-01 Boundary Drilling Results

Hole Number	Depth (m)	Az.	Incl.	From (m)	To (m)	Length (m)	Au (ppb)	As (ppm)	Bi (ppm)
BND00-01	215.5	150º	-45º	56.3	58.7	2.4	2360	512	30
				59.9	60.1	0.2	5240	1000	160
				64.9	69.1	4.2	1868	5	31
			(incl.)	64.9	65.0	0.1	18050	10	284
				83.9	84.7	0.8	1110	1	32
BND00-02	205.7	330.5º	-55º	41.0	41.2	0.2	2600	88	164
				99.8	100.2	0.4	2630	416	166
				131.1	131.3	0.2	3980	12	14
BND00-03	149.0	329º	-45º			NSA
BND00-04	256.9	150º	-70º	65.4	66.0	0.6	1240	22	98
				75.7	75.9	0.2	1240	22	42
				79.5	79.8	0.3	1050	2	24
				81.2	81.5	0.3	1530	2	30
				96.0	96.2	0.2	9650	8550	566
				131.4	131.5	0.1	1320	1	46
				147.1	147.6	0.5	24260	132	382
				152.7	153.1	0.4	7320	>10000	1250
				218.0	218.2	0.2	3810	44	28
				222.4	222.7	0.3	3370	32	50
				224.4	224.5	0.1	35240	18	292
BND01-05	618.7	150º	-70º			NSA

NSA indicates No Significant Assays

Hole BND00-01 was located within the Boundary Stockwork Zone, in the centre of a composite Au-As-Bi-Te soil geochemical anomaly (Baknes, 2000).  With the exception of short sections of paragneiss and basalt the entire hole cut gossanous gneiss (GNSe) with gradational variation in silica, biotite and sericite alteration (Figure 12).  Mineralization is concentrated in two broad zones. From 12.9-26.8 m anomalous Au-Ag-As-Bi occurs in oxidized rock associated with quartz-tourmaline stringers and faulting. The section from 47.0-93.1 m is cut by sparse quartz stringers and local intervals with quartz, visible gold, bismuthinite, pyrite and pyrrhotite.  Most of the quartz (+calcite and tourmaline) stringers are less than three centimetres thick, have sharp contacts and locally contain vugs and cockade textures.  Bismuthinite forms composite grains with Au, up to 0.5 mm in diameter.  Mineralization is also hosted in silicified zones, brittle faults and gouge sections. Overall it appears that Au mineralization occurs in widely spaced, discrete quartz veinlets with multi-gram concentrations. Alteration through the mineralized sections is generally not pervasive, but characterized by quartz and sericite with minor calcite and tourmaline.

Hole BND00-02 was drilled toward the northwest from the same location as BND00-01 to cut beneath the strongest portion of the Au soil anomaly.  Down to 91.7 m, the hole intersected a fairly homogeneous section of oxidized gossanous gneiss with narrow fault zones and sections of pervasive silicification. Three intervals of strongly sericitized paragneiss (GNSp) occur between 91.7 and 117.0 m. The bottom of the hole is comprised of gossanous gneiss cut by two dykes of moderate to strongly sericite+chlorite-pyrite altered granite with minor associated pegmatite and some evidence of anatexis.  Less mineralization was encountered in BND00-02 than BND00-01.  A number of short Au-bearing intervals are associated with discrete 1-3 cm quartz sulphide stringers or zones of silicification.

BND00-03 was collared approximately 70 m south of the Daydreamer showing.  It intersected a homogeneous section of gossanous gneiss, less altered than in BND00-01 and 02.  The likely down-dip extension of the Daydreamer vein fault was intersected at a depth of 72.3 m, indicating a dip of 45-55º. The vein intersection is 20 cm thick and comprised of massive pyrite, a central graphitic shear, minor arsenopyrite and mottled quartz with tourmaline, but returned only 65 ppb Au with anomalous Ag, As, Sb and W.

Hole BND00-04 was collared 170 metres northeast of BND00-01 and 02 near the bottom of Boundary Creek, targeting a hypothesized low angle structure (Figure 12).  The upper section down to 60.3 m is comprised of gossanous gneiss with minimal veining or faulting.  The section from 60.3 to 118.9 m is characterised by gossanous gneiss cut by numerous, narrow, altered and mineralized granitic dykes, quartz stringers and moderate sericite, quartz, chlorite and calcite alteration. The section from 118.9 to 130.7 is homogeneous gossanous gneiss and banded gossanous gneiss. The interval from 130.7 to 164.1 contains a diorite dyke cut by Au-bearing quartz-pyrrhotite stringers and paragneiss containing numerous calcite rich stringers and variably altered primarily by silica, chlorite and calcite.  The interval from 164.1 to 186.4 is relatively unaltered and mineralized gossanous gneiss and is followed by frequent quartz stringers and sections of strong chlorite, silica, sericite, calcite and rarely dolomite alteration to the bottom of the hole.

Mineralization in BND00-04 is concentrated in two zones: an upper, from 65.4 m to 118.9 m and a lower from 203.0 m to 242.5 m.  Mineralization in the upper part of the upper zone (65.4 m - 96.2 m) is characterized by quartz-pyrrhotite and quartz-Au-Bi stringers, whereas the lower part is characterized by low Au-Ag concentrations in quartz stringers spatially associated with narrow granitic dykes.  A few Au intercepts, related to isolated quartz stringers, lie between the upper and lower zones.  The lower zone mineralization begins at the top contact of a ductile shear zone at 203.0 m and is characterized by Au with low Ag in association with pyritic silicified zones and local strong chlorite and weak fracture controlled yellow dolomite alteration.

Hole BND01-05 was targeted at the down-dip continuation of the gold-bearing stockwork in BND00-04 (Figure 12) and a low-angle shear structure, similar to the Pogo deposit veins, hypothesized to be associated with it (Baknes, 2001).  It intersected paragneiss and gossanous gneiss intruded by 225 metres (377-602m) of variably textured granite to granodiorite, but did not intersect the stockwork or any significant veining.

11.0

SAMPLING METHOD AND APPROACH

Execution of the 1998 - 2001 exploration programs on the ER, Eagle, Bou, Boundary, Surf and Beverly properties was contracted by Rimfire and its joint venture partners to Equity Engineering Ltd., an established geological consulting firm, who complied with accepted geoscience practices and procedures.  AngloGold’s 2002 and 2003 exploration programs on the ER and Eagle properties were carried out under the direction of their employees, who were responsible for compliance with accepted geoscience practices and procedures.

12.0

SAMPLE PREPARATION, ANALYSES AND SECURITY

Execution of the 1998 - 2001 exploration programs on the Bou, ER, Eagle, Boundary, Surf and Beverly properties was contracted by Rimfire and its joint venture partners to Equity Engineering Ltd., an established geological consulting firm, who ensured that sample preparation, analyses and security procedures followed industry accepted practices.  These practices are outlined in Appendix B.  Several of these programs were carried out under the direction of the author, who was an officer and director of Rimfire at the time that the work programs were carried out.  AngloGold’s 2002 and 2003 exploration programs on the ER and Eagle properties were carried out under the direction of their employees, who took responsibility for sample preparation, analysis and security.

13.0

DATA VERIFICATION

During the 1998 - 2003 field programs, Equity Engineering and AngloGold followed rigorous programs of quality control and quality assurance, which are outlined in Appendix B.

14.0

INTERPRETATION AND CONCLUSIONS

Exploration interest in the Goodpaster district of east-central Alaska was ignited in the late 1990’s when Teck Cominco and Sumitomo announce a major gold discovery at their Pogo property.  Ongoing exploration has defined a probable reserve of 7.7 Mt at 16.12 g/t Au for 3.63 million oz. Au and the deposit is currently being permitted for mine construction.  The Pogo deposit consists of two (possibly three) gently-dipping quartz veins with associated low-grade quartz stockwork zones.  The quartz veins are laterally continuous and chemically complementary to local pegmatite dykes which in turn are apparently related to syenite and monzonite intrusions dated at about 107 Ma (Smith et al, 1999).  The quartz veins contain 3% sulphides, principally arsenopyrite, pyrite, pyrrhotite, loellingite, chalcopyrite, bismuthinite, native bismuth and native gold.  Within the deposit, bismuth and silver are most strongly correlated with gold.  Fine-grained biotite alteration is most closely associated with the Pogo veins and is nearly always overprinted by fracture-controlled sericite + ferroan dolomite + chlorite ± quartz alteration which extends several metres away from the veins, locally with stockwork quartz veins.

Following the announcement of a major gold discovery at Pogo in 1998, Rimfire compiled all available information on the deposit and the area’s geology, geochemistry and geophysics.  Based on this compilation, Rimfire staked a number of regional targets and now owns outright or is the underlying vendor on seven properties in the Goodpaster district, covering an area of 170.6 square kilometres.  Since their staking, each of Rimfire’s properties has undergone reconnaissance exploration and three have advanced to the drill stage.  Two distinct, but related, target types have emerged on these properties:  (1) high-grade, structurally-related gold-quartz veins similar to those at Pogo, and; (2) lower-grade bulk tonnage sheeted vein systems similar to the Fort Knox and Dublin Gulch deposits.  Each of the seven properties has demonstrated multi-element silt and soil geochemical anomalies and gold-bearing rock samples, providing abundant justification to carry out extensive exploration on each of the properties.

1.0

2.0

RECOMMENDATIONS

2.1

Program

2.1.1

Boundary

The Boundary Zone drill results from 2000 and 2001 defined a northeast trending zone of likewise trending tensional gold-bismuth-bearing quartz veins. These veins were considered to be analogous to tensional veins that lie in the hanging-wall of the shallow dipping Liese Veins that form the Pogo deposit.  Past drilling in the Boundary Zone targeted the tensional veins with the idea that these veins might emanate from a shallow dipping vein structure at depth. Holes targeting the tensional veins were successful in intersecting Au-bearing tensional quartz veins, however the 2001 deep-target hole intersected a section dominated by various intrusive phases not considered as likely to host the sought after flat lying veins. It is recommended that the area toward the southwest end of the geochemical anomaly, in the Dry Creek drainage, be further tested. Because the sought after target is likely to be blind to surface it is recommended that a Controlled Source Audio Magneto Telluric (CSAMT) survey be undertaken over the core area and extending to the SW of the geochemical anomaly to detect quartz-bearing structures. It is anticipated that testing of the trend of the tensional quartz veins will require up to three drill holes of approximately 240 m each. The drill program should include the use of a core orientation device to establish the orientation of any veins intersected. The initial holes should be directed to the SE, however, this may require adjustment after results of the oriented core survey are interpreted. A fourth hole should follow up on the results of the 2000 hole on the Daydreamer showing. Mineralized vein quartz intersected there and found on surface contains features suggestive of syn-formational shearing. Similar shear-veins at Pogo are believed to form the precursor veins to significant main stage quartz veins. If the Daydreamer vein does represent a shear vein it then it has the potential to contain significant quartz fill in segments that experienced extension. A 180 m long hole set up south of the 2000 hole and directed to the north would test the Daydreamer structure a further 100 m down dip.

•

15 line km of CSAMT survey

•

4 diamond drill holes totalling 900 m

1.1.1

Surf

Three elements of exploration are recommended for the Surf Area: 1) expansion of geochemical surveys to better define anomalous results in the North Baseline; 2) CSAMT surveys over the Ol’ Timer-Rookie and Spur Zones and 3) drilling of high priority targets in a second phase. Expansion of soil geochemical coverage will be directed at defining the source to the North Baseline Area, however, further soil surveys in the Ol’ Timer-Rookie areas are not recommended because of considerable permafrost and organic rich terrain in that area. The CSAMT survey will be directed at defining potential targets in the Ol’ Timer-Rookie areas and to better define the controlling structures associated with mineralized quartz float found at the Spur Showing. The drilling phase would follow up on the results of phase one. It is anticipated that the drilling would concentrate on the Spur Zone Showings and the larger geochemical expression centred on the porphyritic intrusion. It is recommended that a core orientation device be used so vein orientations can be fixed and subsequent hole orientations be optimized for testing of veins and possible sheeted vein sets.

•

12 line km of geochemical grid (240 samples)

•

27 line of CSAMT surveys

•

6 diamond drill holes totalling 1250 m

1.1.1

1.1.2

Beverly

Work to date in the Beverly area is preliminary and further geochemical surveys are recommended with follow-up prospecting to better define and ascertain the potential of these areas. The Blue Grid, the most south-westerly of the geochemical grids established in 2001, has returned anomalous soil results along a poorly defined WNW trend that is also highlighted by silt samples results approaching 1 g/t Au in Beverly Creek as well as quartz-arsenopyrite-bearing quartz float on the ridge immediately west of the highly anomalous silt samples. The anomalous portion of the grid should have lines inserted to give consistent 100 m line spacing. The 2001 Beverly Grid has also returned sporadic anomalous soil results as well as a 2.3 g/t Au result from a rock sample taken on the ridge crest. The area centred on the anomalous rock sample should also be sampled at 100 m line spacing. Results from the 2001 California North Grid show a SE trend along the inferred Shawnee peak fault. The existing grid should have lines inserted at 100 m line spacing and be extended to the SE. The grid should also be more intensively sampled to the SW where a 0.5 m wide quartz boulder was sampled in 1998 returning anomalous Au and Bi. A second phase program should involve intensive prospecting of the anomalies once results have been received from the soil sampling program.

•

Blue Grid: 33 line km of geochemical grid (660 soil samples)

•

Beverly Grid: 6 line km of geochemical grid (120 soil samples)

•

California North Grid: 12 line km of geochemical grid (240 soil samples)

1.1.1

Bou

Results on the Bou claims indicate the presence of extensive anomalous soil geochemistry and mineralized float that appear related to ENE and NE trending faults. The three principle areas of interest are the Cairn, Thunder and Northwest areas. Although some of these faults are visible the precise locations and trends of soil geochemical anomalies is still uncertain. To better ascertain the trends of mineralization it is recommended that further sampling be conducted along north south lines thereby crossing the structural trends at a better angle. Lines should be spaced at 200 m, but in the area of anomalous 1999 results lines should be spaced at 100 m. A magnetic\VLF survey is also recommended along the soil grid to aid in the structural interpretation. In a second phase the anomalous areas should be intensively prospected, sampled and mapped with the aim of defining drill targets if results warrant.

•

22 line km of geochemical grid at 100 and 200 m line spacing (440 soil samples)

•

30 line km of magnetic\VLF surveys primarily along NS lines but also along selected cross lines

1.1.1

Scot

Work to date on the Scot property has been restricted to very small isolated grids making interpretation of the results and their relationship to one another difficult. The existing grids are oriented North-South which is sub-parallel to the NNE structures that may provide a mineralization control. The North-South line orientation is also parallel to the fall line and is thereby less than ideal for identifying mineralized dispersion trains along the slope. It is recommended that further soil sampling be undertaken to better define existing anomalies along the southeast side of the claim group and to also establish two or three contour lines running roughly east west along the length of the property. The area to be grid sampled measures 1 by 2 km and should be sampled along east-west oriented lines at 100 m line spacing. A magnetic\VLF survey should also be undertaken along the grid to define structures and to aid in the interpretation of the largely concealed intrusive-gneiss contact. Prospecting and mapping of the southern portion of the property should be carried out after results are received from the first phase program.

•

10 line km of contour soil line (200 soil samples)

•

20 line km of soil grid lines (400 soil samples)

•

20 line km of magnetic\VLF geophysical surveys

1.1

Budget

(All figures are in Canadian dollars)

Geological supervision and wages

$    85,000

Ground Geophysics (CSAMT and Mag/VLF)

120,000

Drilling (7050’ @ $200 per ft. all in)

1,374,000

Chemical Analyses

50,000

Helicopter/Fixed wing

66,000

Camp/rentals/consumables

85,000

Report/assessment filing

    70,000

$ 1,850,000

Contingencies (@~10%)

   185,000

$ 2,035,000

Project Supervision

          155,000

Total

$ 2,190,000

Respectfully submitted,

Mark Baknes, P.Geo.

Vancouver, British Columbia

February 23, 2004

APPENDIX A

BIBLIOGRAPHY

BIBLIOGRAPHY

Bakke, A. (1994): The Fort Knox “porphyry” Au deposit: Structurally controlled stockwork and shear quartz vein, sulphide poor mineralization hosted by a Late Cretaceous pluton, east-central Alaska: Canadian Institute of Mining and Metallurgy, and Petroleum Special Vol. 46, p. 795-803.

Baknes, M.E. (1999a): 1998 Geological and Geochemical Report on the California and Boogie Properties, Alaska. Internal Company Report for Western Keltic Mines Inc..

Baknes, M.E. (1999b): 1999 Geological and Geochemical Report on the California, Surf, Big Bend, Central Creek and Boogie Properties, Alaska. Internal Company Report for Western Keltic Mines Inc..

Baknes, M.E. (2000a): 2000 Geological, Geochemical, Geophysical and Diamond Drilling Report on the California and Surf Properties, Alaska. Internal Company Report for Western Keltic Mines Inc..

Baknes, M.E. (2000b): Preliminary Interpretation of the Shawnee (Scot) Property Program Results.  Internal Company Memorandum for Fairfield Minerals Ltd..

Baknes, M.E. (2001): 2001 Geological, Geochemical, Geophysical and Diamond Drilling Report on the California and Surf Properties, Alaska. Internal Company Report for Western Keltic Mines Inc..

Baknes, M.E. (2003): Progress Report for Drilling on ER property, Alaska. Internal Company Memorandum for Rimfire Minerals Corp..

Darbha, D. (2001): A Helicopter-Borne Geophysical Survey For Western Keltic Mines Inc., Pogo Area, Alaska. Internal Company Report.

Dusel-Bacon, C., et al. (1993): Distribution, Facies, Ages, and Proposed Tectonic Associations of Regionally Metamorphosed Rocks in East and South-Central Alaska, U.S. Geo. Sur. PP 1497-C.

Falls, R. (2000): 2000 Geological and Geochemical Summary Report on the ER 1-120 Claims, Alaska. Internal Company Report for Abacus Minerals Corporation.

Hall, M.H. (1985): The structural geology of the Fairbanks mining district, central Alaska: Unpublished M.S. thesis, Fairbanks, Alaska, University of Alaska, 63 p.

Jones, M.I. and Baknes, M.E. (1999a): 1999 Geological and Geochemical Report on the Ogo-Fire Property, Alaska. Internal Company Report for Hyder Gold Inc..

Jones, M.I. and Baknes, M.E. (1999b): 1999 Geological and Geochemical Report on the Eagle Property, Alaska. Internal Company Report for Hyder Gold Inc..

Jones, M.I. and Baknes, M.E. (1999c): 1999 Geological and Geochemical Report on the Bou Property, Alaska. Internal Company Report for Hyder Gold Inc..

Jones, M.I. (2000): 2000 Diamond Drilling Report on the Eagle Property, Alaska. Internal Company Report for Hyder Gold Inc..

LeLacheur, E.A. (1991): Brittle fault hosted Au mineralization in the Fairbanks mining district, Alaska: Unpublished M.S. thesis, Fairbanks, Alaska, University of Alaska, 167 p.

McCoy, D., (1997): Plutonic-Related Au Deposits of Interior Alaska, Econ. Geol. Monograph 9, pp. 191-241.

Newberry, R.J. (1998): Plutonic Related Au Deposits, short course notes, Yukon Geoscience Forum, Nov. 1998.

Smith, M. (1998): 1998 Exploration Update on the Pogo Property, Goodpaster River District, Alaska Miners Convention, Anchorage, Alaska.

Smith, M. (1999): Geology of the Liese Zone, Pogo Property, East-Central Alaska, SEG Newsletter, July 1999, No. 38.

Szumigala, D.J. (1993): Au mineralization related to Cretaceous-Tertiary magmatism in the Kuskokwim Mountains of west-central and south-western Alaska: Unpublished Ph.D., Los Angeles, California, University of California, 301 p.

Weber, F.R., Foster, H.L., Keith, T.E.C., and Dusel-Bacon, Cynthia, (1978): Preliminary geologic map of the Big Delta quadrangle, Alaska: U.S. Geological Survey Open-File Report 78-529-A, 1 sheet, scale 1:250,000.

Wiltse, M.A. (1990): National Uranium Resource Evaluation Geochemical Data for Stream and Lake Sediment Samples in the Big Delta Quadrangle, Alaska; Alaska Division of Geological and Geophysical Surveys, Public Data File 91-22g.

APPENDIX B

QUALITY CONTROL / QUALITY ASSURANCE

QUALITY CONTROL / QUALITY ASSURANCE

1998 to 2003 Programs

The methods and results of quality control and quality assurance programs for the 2000 and 2001 exploration programs on the Surf, Boundary and Beverly properties.are described in detail below.  No formal records were kept for other exploration programs from 1998 to 2000.  Geochemical analyses for all programs up to 2001 were done at ALS Chemex Laboratories in Vancouver, British Columbia.  ALS Chemex Laboratories followed standard in-house quality control and quality assurance programs and did not report any concerns or discrepancies.  ALS Chemex Laboratories is currently ISO 9002 accredited.

From 2002 to the present, Anglogold carried out exploration programs on the ER and Eagle properties under the direction of their employees, who took responsibility for sample preparation, analysis and security.

2000 and 2001 Surf, Boundary, and Beverly QA/QC

I.

Chain of Custody

All samples were packed in rice sacks and sealed with uniquely-numbered non-resealable security straps.  Rice sacks were transported to ALS Chemex Labs of North Vancouver, who reported that all bags were received in good condition, with all security straps intact, and with no evidence of tampering.

I.

Blanks

Blanks are samples which are known to be barren of mineralization, and are inserted into the sample stream to determine whether contamination has occurred after sample collection.

     a)

Soil Samples

Nine soil blanks in 2000 and 18 in 2001 were inserted into the sample sequence (approximately every 40th sample) and submitted for analysis.  The blanks were prepared in Vancouver and analyzed by ALS Chemex Labs Ltd. of North Vancouver in April 2000, with ten analyses giving a reproducible set of values.  The following table compares the California/Surf blank soil samples to the accepted values returned from pre-field analysis:

SAMPLE	Au	Sb	As	Bi	Cu	Pb	Ag
	ppb	ppm	ppm	ppm	ppm	ppm	ppm
Pre-field Blanks
Mean + 2 Std. Dev.	<5	.30	2.1	.05	20.0	2.02
Mean - 2 Std. Dev.	<5	.04	1.4	.03	16.9	2.02
2000 Blanks
BOL18800E19350NB	<5	0.1	1.4	0.04	15	<2	0.02
BOL19200E19500NB	<5	0.1	1.4	0.03	15.8	<2	0.02
BOL19600E19200NB	<5	0.1	4.6	0.07	14.8	2	0.02
BOL20300E18525NB	<5	0.1	2.4	0.04	16.8	2	0.02
BOL20500E18600NB	<5	0.1	2	0.04	18.6	2	0.02
BOL21000E18550NB	<5	0.1	1.6	0.04	17.2	<2	0.02
SEL21300E12450NB	10	0.1	1.4	0.03	15.4	4	<.02
SEL21700E12500NB	<5	0.2	2.6	0.04	17.4	2	0.02
SEL22300E12450NB	<5	0.2	2	0.02	15.8	2	0.02
SAMPLE	Au	Sb	As	Bi	Cu	Pb	Ag
	ppb	ppm	ppm	ppm	ppm	ppm	ppm
2001
13600E 39900N B	<5	0.15	2	0.01	16.2	N.D.	<.01
14600E 43400N B	<5	0.15	1.5	0.03	15.2	N.D.	<.01
14800E 40100N B	<5	<.05	1.3	0.01	14.6	N.D.	<.01
14800E 43400N B	<5	<.05	1.3	0.01	15.0	N.D.	<.01
15200E 43400N B	<5	<.05	1	0.04	16.4	N.D.	0.01
18000E 43200N B	<5	<.05	0.8	0.02	15.0	N.D.	<.01
21000E 42150N B	<5	0.15	1.7	0.04	14.8	N.D.	0.09
21400E 43100N B	5	0.15	2	0.03	18.2	N.D.	<.01
21800E 40650N B	<5	0.20	1.9	0.04	19.2	N.D.	<.01
23600E 41200N B	<5	0.05	0.7	0.03	6.4	N.D.	0.03
17400E 43750N B	<5	0.15	1.8	0.03	17.0	N.D.	0.09
17600E 41800N B	<5	0.10	1.9	0.04	17.4	N.D.	0.05
17800E 43350N B	<5	0.15	1.9	0.03	15.6	N.D.	<.01
24000E 41000N B	<5	0.15	1.6	0.03	15.6	N.D.	<.01
24400E 42950N B	<5	0.10	1.8	0.04	16.4	N.D.	<.01
27400E 45850N B	<5	0.10	1.6	0.03	15.0	N.D.	0.03
19600E 19350N B	<5	0.10	1.9	0.03	15.2	N.D.	0.02
20600E 19450N B	<5	0.15	1.8	0.04	18.2	N.D.	0.02

Note: N.D. – not determined

Results are uniformly low and indicate no significant contamination.

a)

Core Samples

Twenty-six core blanks (14 in 2000 and 12 in 2001) were inserted into the sample sequence (approximately every 40th sample) and submitted for analysis.  The blank sample weighing approximately 50 kg was collected from a single subcrop of unaltered homogeneous granite, located near grid location 20000N, 20300E. The following table of results from the blank samples show very consistent concentrations in the elements of concern and confirms that no contamination or significant carry-over has occurred.

Hole #	Sample #	Au	Ag	As	Bi	Cu	Pb	Sb
		ppb	ppm	ppm	ppm	ppm	ppm	ppm
2000
BND00-01	315440	<5	<0.2	2	<2	1	6	<2
BND00-01	315480	<5	<0.2	<2	<2	<1	4	<2
BND00-01	315521	<5	<0.2	<2	<2	1	4	2
BND00-01	315561	<5	<0.2	<2	<2	<1	2	<2
BND00-02	315601	<5	<0.2	2	<2	<1	4	<2
BND00-02	315652	<5	<0.2	<2	<2	2	6	<2
BND00-02	315692	<5	<0.2	<2	<2	1	6	<2
BND00-03	315730	<5	<0.2	<2	2	1	4	<2
BND00-03	315770	<5	<0.2	2	<2	<1	4	<2
BND00-04	315810	<5	<0.2	<2	<2	2	4	<2
BND00-04	315850	<5	<0.2	2	2	1	6	<2
BND00-04	315890	<5	<0.2	2	2	<1	6	<2
BND00-04	483731	<5	<0.2	<2	<2	<1	6	<2
BND00-04	483771	<5	<0.2	<2	2	<1	2	<2

Hole #	Sample #	Au	Ag	As	Bi	Cu	Pb	Sb
		ppb	ppm	ppm	ppm	ppm	ppm	ppm
2001
BND01-05	356114	<5	<.2	<2	<2	3	8	<2
BND01-05	356154	<5	<.2	<2	<2	1	4	<2
BND01-05	356074	<5	<.2	<2	<2	<1	<2	<2
BND01-05	485943	<5	<.2	2	<2	<1	<2	2
BND01-05	485983	<5	<.2	6	<2	16	<2	8
BND01-05	356194	<5	<.2	4	<2	<1	<2	<2
BND01-05	356224	<5	<.2	<2	<2	<1	4	<2
BND01-05	484514	<5	<.2	<2	<2	<1	8	<2
BND01-05	484944	<5	<.2	4	<2	<1	<2	<2
BND01-05	485534	<5	<.2	2	2	<1	<2	<2
BND01-05	356275	<5	<.2	2	<2	1	2	<2
BND01-05	484904	<5	<.2	<2	<2	<1	<2	<2

III.

Field Duplicates

Field duplicates are collection and analysis of two separate samples from the same field location or core interval.  They are used to measure the reproducibility of sampling, which includes both laboratory variation and sample variation.

    a)  Soil Samples

A total of 58 sets of field duplicate soil samples (16 in 2000 and 42 in 2001) were collected (approximately every 20th sample location) and submitted for analysis.  Most elements show a variability that is consistent with 20% precision, However, Au appears consistent with 30% precision and Sb in 2000 with 35% precision.

Chart 3:  Soil field duplicates.  As, Bi, Cu at 20% and Sb at 35% precision.

b)

Core Samples

Every 20th core sample was quartered, with the two quarters sent for analysis, resulting in 48 field duplicates (26 in 2000; 22 in 2001). From the elements considered, most show a variability consistent with a level of 10% precision (2000) or 20% precision (2001) with the exception of gold with 75% precision (2000) or 30% precision (2001). Because none of the duplicate pairs was strongly mineralized we are probably measuring reproducibility of mineralization that is disseminated as opposed to mineralization in discrete veins. It is likely that at higher concentrations, precision might worsen due to significant difficulty in acquiring a representative sample when quarter splitting core with blebs of mineralization in narrow stringers.

IV.

Metallic Assays

Core samples having visible gold mineralization or those returning greater than 1000 ppb Au were analyzed using a metallic (screen) assaying technique to determine whether coarse particulate gold is present and under-reported by conventional sample preparation. Particulate gold is malleable and flattened during the pulverization process; with the standard sample preparation, any coarse gold left on the screens is disregarded. Twenty metallic (screen) assays were done in 2000, and none in 2001.  The following table shows a considerable increase in Au grade with the screen assay particularly in the higher grade samples. Note that the decrease shown by some samples is from a screen assay determined on a later resplit. The results confirms the nugget effect.

Sample	Initial Geochem	Total Grade (Screen)	Au	Sample Wt.	Wt -	Wt +	Change in
	g/tonne	g/tonne	g/tonne	mg	grams	grams	Grade (%)
*315441	2.69	2.36	2.03	0.329	974	1.44	-12
*315445	3.55	5.24	3.89	0.207	150	1.07	48
315452	6.31	18.05	6.31	1.45	117	4.46	186
315455	0.61	0.59	0.61	<.002	186	7.05	-3
315456	3.68	5.46	3.68	0.419	220	5.23	48
315457	0.1	0.1	0.1	<.002	195	4.87	0
315458	3.46	4.23	3.46	0.16	198	1.65	22
315459	0.1	0.1	0.1	<.002	206	8.38	0
315460	6.14	9.06	6.14	0.733	246	1.67	48
315461	0.2	0.2	0.2	<.002	202	3.38	0
315474	0.4	0.51	0.4	0.025	208	4.43	28
315478	1.1	1.11	1.1	0.008	205	4.84	1
315603	1.625	2.6	1.18	0.176	106	9.75	60
*315846	4.12	1.24	1.08	0.101	607	5.06	-70
*315861	1.255	1.53	1.41	0.041	284	5.01	22
*315872	1.035	0.79	0.79	<.002	411	3.32	-24
315874	8.28	9.65	6.88	0.568	185	5.83	17
483702	1.245	1.32	1.35	0.002	220	6.05	6
*483776	3.7	3.37	2.95	0.148	311	5.83	-9
*483790	2.19	0.49	0.5	<.002	206	3.01	-78

Note: samples with * are those where screen assay taken from resplit

V.

Suspect Contour Samples From the Boundary Zone

Poor sample agreement is apparent in an area on the east side of Boundary ridge where a 1999 contour sample line and a grid sample line are almost coincident. To investigate this conflict duplicate samples were taken in 2000 from four of the contour samples and four of the grid samples. The table below shows virtually no agreement between the original contour and the duplicate samples, but good agreement between the pairs of grid samples. The conclusion based on this is that the original contour samples on this particular line were not valid. The situation was further investigated by plotting normalized profiles of numerous elements against sequential sample number. The resultant profile of a “normal” sample sequence was one of strong variability producing a “spiky” graph. This procedure was carried out for all soil samples collected on the Western Keltic properties. The suspect contour line on Boundary Zone was very anomalous amongst these profiles in having a very flat profile. This flat part of the profile included a total of nine samples (450 m along the line). These are the only samples in the Boundary and Southeast Surf areas that are suspect and have therefore been removed from the database.

Sample	Au	Ag	As	Bi	Cu	Pb	Sb
	ppb	ppm	ppm	ppm	ppm	ppm	ppm
Duplicate Pairs
99JKSL<0576	25	0.16	65	5.05	53.7	12	8.5
BO99JKSL 576D	<5	0.4	16.8	0.33	13.2	22	7.4
99JKSL<0577	20	0.16	77.2	5.81	63.5	14	10.3
BO99JKSL 577D	<5	0.4	121	2.13	31	22	13
99JKSL<0578	20	0.18	65.4	4.93	54.9	14	9
BO99JKSL 578D	<5	0.34	26	0.44	29	28	7.4
99JKSL<0579	20	0.18	69.2	5.44	57.7	14	9.1
BO99JKSL 579D	<5	0.2	120	1.4	31	34	9.6
L20400E 18900N	5	0.34	75.2	0.35	22.4	50	21.8
BOL20400E18900ND	<5	0.4	87.2	0.38	19.6	62	21.5
L20400E 18950N	<5	0.3	26.6	0.29	11.2	24	10.5
BOL20400E18950ND	<5	0.28	25.8	0.3	12.2	34	10.5
L20400E 19050N	<5	0.48	41.8	0.51	13.2	10	5.6
BOL20400E19050ND	<5	0.3	103.5	1.38	18.8	32	10.7
L20400E 19100N	<5	0.7	20	0.28	20.4	14	4.8
BOL20400E19100ND	5	0.28	25	0.37	20.4	48	7.8

VI.

Conclusions

1.

There was no tampering with the samples between collection and laboratory in either program.

2.

There was no contamination of soil samples in laboratory preparation and analysis.

3.

Laboratory preparation and analysis is reproducible at an acceptable level (20%) of precision for soil and core samples for most elements except gold, which for core is in the order of 30 to 75%. Conclusions regarding Au precision are, however, limited based on the very small number of above detection duplicate pairs used in the analysis.

4.

Core samples show good precision relative to soil samples, however once again the samples are more of a reflection of background level gold contents rather than a reflection of the result that would have come from the high grade material.

5.

6.

Particulate gold is present in at least some high-grade mineralization; all samples exceeding 1000 ppb Au should be tested by metallic (screen) assaying.

7.

Nine samples from a 1999 soil contour line are invalid likely as a result of fraudulent sampling techniques, ie. collection of several samples from a single site.

APPENDIX C

GEOLOGIST'S CERTIFICATE

GEOLOGIST'S CERTIFICATE

Mark Enne Baknes

Box 97

Westholme, B.C., Canada

V0R 2C0

Phone: (604) 669-6660

Fax: (604) 669-0898

CERTIFICATE OF AUTHOR

I, Mark E. Baknes, P.Geo, am a Professional Geoscientist employed by Rimfire Minerals Corporation, with offices at #700-700 West Pender Street in the City of Vancouver, B.C., in the Province of British Columbia.

I am a member of the Association of Professional Engineers and Geoscientists of British Columbia (#19969).

I am a graduate of the University of British Columbia with a Bachelor of Science degree in Geology in 1986, and a graduate of McMaster University with a Master of Science degree in Geology in 1990, and I have practiced my profession continuously since 1987.

Since 1979 I have been involved in mineral exploration for gold, copper, lead, zinc, nickel and silver primarily in Canada and the United States. I supervised and/or worked on numerous exploration projects for gold and silver mineralization in the Canadian Cordillera from 1984 to the present. I completed a Master’s thesis at McMaster University in 1990 on the genesis and controls on copper-molybdenum mineralization in Archean rocks. I conceived and directed exploration for plutonic related gold mineralization in east central Alaska from 1998 to 2001.

As a result of my experience and qualifications, I am a Qualified Person as defined in N.P. 43-101.

I am presently Vice-President of Exploration for Rimfire Minerals Corporation and have been so since 1997.

I have been directly involved in the planning, execution and reporting of results for the Goodpaster properties of Rimfire Minerals Corporation located in the Goodpaster Mining District, Alaska since the project inception in 1998.  I have made site examinations of the Boundary, Surf, Beverly, Bou and ER properties.

In the disclosure of information relating to permitting, legal, title, action, environmental, socio-economic, marketing, political and related issues, I have relied on information from a number of sources beyond my first-hand knowledge. The author disclaims responsibility for such information.

I am not aware of any material fact or material change with respect to the subject matter of this technical report that is not reflected in this report, the omission to disclose which would make this report misleading.

As an officer of Rimfire Minerals Corporation, the underlying vendor of the properties covered by this report, I am not independent of Rimfire Minerals Corporation in accordance with the application of Section 1.5 of National Instrument 43-101.

I have read National Instrument 43-101, Form 43-101FI and this report has been prepared in compliance with NI 43-101 and Form 43-101FI.

Dated at Vancouver, British Columbia, this 23rd day of February, 2004.

“signed, sealed”

_________________________
Mark E. Baknes, M.Sc., P.Geo.

CONSENT of AUTHOR

TO:

TSX Venture Exchange, British Columbia Securities Commission and the Alberta Securities Commission.

I, MARK E. BAKNES, do hereby consent to the filing, with the regulatory authorities referred to above, of the technical report titled 2004 Summary Report on the Goodpaster Properties and dated February 23, 2004 and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure of Rimfire Minerals Corporation.

Dated this     23rd      day of February, 2004.

Signature of Qualified Person

“SIGNED”

MARK E. BAKNES

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION
(Registrant)

By:              “David A. Caulfield”

David A. Caulfield, President

Date

February 25, 2004